Exhibit 99.1

Interim Report

for the period ended September 30, 2015

Third Quarter 2015

CONTENTS

BOARD OF DIRECTORS AND AUDITOR

INTRODUCTION	2

INTERIM REPORT ON OPERATIONS	4

OPERATING PERFORMANCE	4

Highlights	4

Operating Performance by Activity	5

Operating Performance by Segment	9

LIQUIDITY AND CAPITAL RESOURCES	16

Statement of Financial Position Review	16

Cash Flows Analysis	20

OTHER INFORMATION	22

Group Employees	22

Related Party Transactions	22

Important Events during the First Nine Months of 2015	22

Subsequent Events	23

2015 U.S. GAAP Outlook	23

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT SEPTEMBER 30, 2015	24

Consolidated Income Statement	25

Consolidated Statement of Comprehensive Income	26

Consolidated Statement of Financial Position	27

Consolidated Statement of Cash Flows	29

Consolidated Statement of Changes in Equity	30

Notes	31

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Corporate Office: 25 St James’s Street, London, SW 1A 1HA, United Kingdom

Share Capital: €18,357,978.00 (as of September 30, 2015)

Amsterdam Chamber of Commerce: reg. no. 56532474

BOARD OF DIRECTORS

AND AUDITOR

BOARD OF DIRECTORS	INDEPENDENT AUDITOR
Ernst & Young Accountants LLP

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors

Jacqueline A. Tammenoms Bakker (2)

John Elkann (2) (3)

Mina Gerowin (2)

Maria Patrizia Grieco (3)

Léo W. Houle (3)

Peter Kalantzis (1) (3)

John Lanaway (1)

Guido Tabellini

Jacques Theurillat (1)

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding Group’s competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Group’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; compliance requirements (including engine emissions legislation and/or regulations); production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective products claims, emissions and/or fuel economy regulatory and contractual issues; the evolution of the Group’s contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, other similar risks and uncertainties and the Group’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2014, prepared in accordance with IFRS and in its annual report on Form 20-F for the year ended December 31, 2014, prepared in accordance with U.S. GAAP. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results and any estimates or forecasts of particular periods that CNH Industrial provides are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. CNH Industrial can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial’s outlook is based upon assumptions, relating to the factors described in this filing which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. CNH Industrial undertakes no obligation to update or revise publicly its outlook any forward-looking statements, whether as a result of new development or otherwise. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

INTRODUCTION

CNH Industrial N.V. (or the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the merger, completed on September 29, 2013, between Fiat Industrial S.p.A. and its majority owned subsidiary CNH Global N.V. CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its corporate office in London, United Kingdom.

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual consolidated financial results both under U.S. GAAP and IFRS. The reconciliation from IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Interim Report on Operations in the section “Operating performance”, and in the Notes to the Interim Condensed Consolidated Financial Statements.

Financial information included in this Interim Report is prepared in accordance with IFRS and presented in U.S. dollars, with segment reporting based on five segments.

This Interim Report is unaudited.

Certain other information

Certain financial information in this report has been presented by geographic area. The Group’s geographic regions are: NAFTA, EMEA, LATAM and APAC. The geographic designations have the following meanings:

■	NAFTA: United States, Canada and Mexico;

■	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

■	LATAM: Central and South America, and the Caribbean Islands; and

■	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (“CIS”) (excluding Ukraine).

Certain industry and market share information in this Interim Report has been presented on a worldwide basis which includes all countries. In this Interim Report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined for both market share and total industry volume (“TIV”) as: Europe (27 countries reflecting key markets where the segment competes), LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine the Group’s estimates of retail unit data in any period.

Non-GAAP financial measures

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Group operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS.

Introduction 2

CNH Industrial’s non-GAAP financial measures are defined as follows:

■	Trading Profit is computed starting from net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

■

Operating Profit under IFRS: is computed starting from Trading Profit plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

■

Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

■

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of receivables from financing activities for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

■	Working capital: is comprised of trade receivables, net, plus inventories, less trade payables, plus other current assets (liabilities), net.

■

Constant currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Introduction 3

  INTERIM REPORT ON OPERATIONS

  OPERATING PERFORMANCE

  HIGHLIGHTS

01.01 – 09.30				3rd Quarter

2015	2014	($ million)	2015	2014

19,095	24,469	Net revenues	5,968	7,817

991	1,881	Trading profit/(loss)	267	570

902	1,741	Operating profit/(loss)	221	505

332	1,224	Profit/(loss) before taxes	(63)	326

95	783	Profit/(loss) for the period	(112)	234

98	789	Profit/(loss) for the period attributable to owners of the parent	(108)	245

		(per share data in $)

0.07	0.58	Basic earnings per common share	(0.08)	0.18

0.07	0.58	Diluted earnings per common share	(0.08)	0.18

($ million)	At September 30, 2015	At December 31, 2014

Total assets	48,952	54,441

Net (debt)/cash	(21,456)	(23,590)

- of which: Net industrial (debt)/cash	(3,299)	(2,874)

Total equity	6,940	7,577

Equity attributable to owners of the parent	6,895	7,534

No. of employees at period end	65,098	69,207

CNH Industrial Group Operating Performance 4

OPERATING PERFORMANCE BY ACTIVITY

Basis of analysis

The following table provides the consolidated income statement and a breakdown of Group’s results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions.

The segmentation between Industrial Activities and Financial Services represents a sub-consolidation prepared on the basis of the core activities of each Group company.

Investments held by companies belonging to one segment in companies included in the other segment are accounted for under the equity method and are classified in the income statement under result from intersegment investments.

The parent company, CNH Industrial N.V., is included under Industrial Activities.

The sub-consolidation of Industrial Activities also includes companies that provide centralized treasury services (i.e., raising funding in the market and financing Group companies). The activities of these treasury companies do not include the offer of financing to third parties.

Operating Performance by Activity for the Third Quarter of 2015

	3rd Quarter 2015			3rd Quarter 2014

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	5,968	5,601	465	7,817	7,448	504

Cost of sales	4,923	4,726	295	6,322	6,120	337

Selling, general and administrative costs	537	495	42	672	626	46

Research and development costs	223	223	-	217	217	-

Other income/(expense)	(18)	(17)	(1)	(36)	(32)	(4)

TRADING PROFIT/(LOSS)	267	140	127	570	453	117

Gains/(losses) on disposal of investments	-	-	-	-	-	-

Restructuring costs	16	16	-	51	51	-

Other unusual income/(expense)	(30)	(30)	-	(14)	(14)	-

OPERATING PROFIT/(LOSS)	221	94	127	505	388	117

Financial income/(expense)	(296)	(296)	-	(191)	(191)	-

Result from investments (*)	12	7	5	12	6	6

PROFIT/(LOSS) BEFORE TAXES	(63)	(195)	132	326	203	123

Income taxes	49	17	32	92	44	48

PROFIT/(LOSS) FOR THE PERIOD	(112)	(212)	100	234	159	75

Result from intersegment investments	-	100	-	-	75	(1)

PROFIT/(LOSS) FOR THE PERIOD	(112)	(112)	100	234	234	74

(*)	It includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

Net revenues

Group revenues totaled $5,968 million for the third quarter of 2015, down 12.3% compared to Q3 2014 on a constant currency basis (down 23.7% on a reported basis). Net revenues of Industrial Activities were $5,601 million in Q3 2015, down 13.1% compared to Q3 2014 on a constant currency basis (down 24.8% on a reported basis). Excluding the negative impact of currency translation, net revenues increased for Commercial Vehicles (up 4.8%) confirming a positive trend in EMEA for trucks and buses. This increase was more than offset by the forecasted decline in Agricultural Equipment, driven by lower industry volumes in the row crop sector, primarily in NAFTA and LATAM, slightly offset by favorable net pricing in all regions. Net revenues also decreased in Construction Equipment, due to continued negative industry volumes primarily in LATAM, and in Powertrain, due to lower sales to captive customers. Net revenues of Financial Services totaled $465 million, an increase of 1.8% compared to Q3 2014 on a constant currency basis (down 7.7% on a reported basis), due to increased sales of equipment formerly on operating leases that more than offset a reduction in interest yields primarily driven by lower funding costs.

CNH Industrial Group Operating Performance 5

Trading profit/(loss)

Group trading profit was $267 million for the third quarter, a $282 million decrease compared to Q3 2014 on a constant currency basis (down $303 million on a reported basis), with a trading margin for the third quarter of 4.5%, down 2.8 p.p. compared to Q3 2014. Trading profit of Industrial Activities totaled $140 million for the quarter, a $311 million decrease compared to Q3 2014 on a constant currency basis (down $313 million on a reported basis), with a trading margin for the third quarter of 2.5%, down 3.6 p.p. compared to Q3 2014. Trading profit declined in Agricultural Equipment, driven by negative volume and product mix, primarily in the NAFTA row crop sector. These negative factors were partially offset by net price realization, lower material costs and structural cost reductions. Commercial Vehicles’ trading profit improved due to favorable volume in EMEA, industrial efficiencies and a reduction in selling, general and administrative (“SG&A”) costs as a result of the Company’s Efficiency Program. Construction Equipment’s trading profit decreased as cost containment actions and net price realization in NAFTA partially offset the negative impact of lower volume and less favorable mix in LATAM and of currency translation. Powertrain’s trading profit decreased mainly due to lower volumes, primarily due to the decline of agricultural equipment demand, partially offset by manufacturing efficiencies. Trading profit of Financial Services totaled $127 million, up $10 million over the same period in 2014, mainly due to lower provisions for credit losses partially offset by the negative impact of currency translation.

Operating profit/(loss)

The Group closed the quarter with an operating profit of $221 million (or 3.7% of net revenues), compared to $505 million (or 6.5% of net revenues) for Q3 2014. The year-over-year decrease of $284 million primarily reflected the $303 million decrease in trading profit, an increase in other unusual expenses of $16 million, partially offset by a reduction in restructuring costs of $35 million. Operating profit of Industrial Activities was $94 million for the quarter. The $294 million decrease over the same period in 2014 primarily reflected the $313 million decrease in trading profit, an increase in other unusual expenses of $16 million, partially offset by a reduction in restructuring costs of $35 million. Operating profit of Financial Services was $127 million, an increase of $10 million over the same period of 2014, reflecting the change in trading profit.

Restructuring costs totaled $16 million in the third quarter of 2015, $35 million lower than Q3 2014, and were mainly attributable to actions in Agricultural Equipment and Commercial Vehicles as part of the Efficiency Program launched in 2014.

Other unusual expenses amounted to $30 million for the third quarter of 2015, compared to $14 million for the same period in 2014.

Non-operating items

Net financial expenses totaled $296 million for the quarter, an increase of $105 million compared to Q3 2014, mainly as a result of the unusual pre-tax charge of $150 million primarily due to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivar fuerte (“Bs.F”) adopting the Marginal Foreign Exchange System (“SIMADI”) rate of Bs.F 199.42 to the U.S. dollar, as opposed to the exchange rate Supplementary Foreign Currency Administration System (“SICAD”) rate of Bs.F 12.8 to the U.S. dollar which CNH Industrial used at June 30, 2015. The SIMADI rate is considered more reflective of the current economic environment in Venezuela and future transactions at the SICAD rate appear highly unlikely. Excluding the impact of the re-measurement of the Venezuelan operations, net financial expenses decreased by $45 million or 24% compared to Q3 2014, primarily due to a more favorable cost of funding and a lower average indebtedness in the quarter.

Result from investments was a net gain of $12 million, in line with Q3 2014.

Income taxes totaled $49 million ($92 million in Q3 2014). Excluding the impact of the unusual pre-tax charge relating to the re-measurement of the Venezuelan operations, for which no corresponding tax benefit has been booked, and the impact deriving from the inability to record deferred tax assets on losses in certain jurisdictions, the effective tax rate for the quarter was 28%.

Profit/(loss) for the period

The Group closed the quarter with a net loss of $112 million, or -$0.08 per share, compared with a net profit of $234 million, or $0.18 per share, for Q3 2014.

The loss attributable to owners of the parent was $108 million, compared with a $245 million profit for Q3 2014.

CNH Industrial Group Operating Performance 6

Operating Performance by Activity for the First Nine Months of 2015

	01.01 – 09.30.2015			01.01 – 09.30.2014

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Net revenues	19,095	17,980	1,450	24,469	23,329	1,541

Cost of sales	15,740	15,148	927	19,760	19,186	975

Selling, general and administrative costs	1,666	1,540	126	2,110	1,951	159

Research and development costs	638	638	-	645	645	-

Other income/(expense)	(60)	(55)	(5)	(73)	(59)	(14)

TRADING PROFIT/(LOSS)	991	599	392	1,881	1,488	393

Gains/(losses) on disposal of investments	-	-	-	-	-	-

Restructuring costs	48	47	1	116	116	-

Other unusual income/(expense)	(41)	(41)	-	(24)	(24)	-

OPERATING PROFIT/(LOSS)	902	511	391	1,741	1,348	393

Financial income/(expense)	(608)	(608)	-	(585)	(585)	-

Result from investments (*)	38	23	15	68	54	14

PROFIT/(LOSS) BEFORE TAXES	332	(74)	406	1,224	817	407

Income taxes	237	114	123	441	295	146

PROFIT/(LOSS) FOR THE PERIOD	95	(188)	283	783	522	261

Result from intersegment investments	-	283	-	-	261	1

PROFIT/(LOSS) FOR THE PERIOD	95	95	283	783	783	262

(*)	It includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

Net revenues

Group revenues totaled $19,095 million for the first nine months of 2015, down 10.7% compared to the first nine months of 2014 on a constant currency basis (down 22.0% on a reported basis). Net revenues of Industrial Activities were $17,980 million, a decrease of 11.4% compared to the same period of 2014 on a constant currency basis (down 22.9% on a reported basis). Excluding the negative impact of currency translation, net revenues increased for Commercial Vehicles (up 7.7%), but decreased for the remaining segments. Net revenues of Financial Services totaled $1,450 million, up 5.0% on a constant currency basis (down 5.9% on a reported basis) compared to the first nine months of 2014, mainly due to increased sales of equipment formerly on operating leases.

Trading profit/(loss)

Group trading profit was $991 million for the first nine months of 2015, down $890 million compared to the first nine months of 2014. Trading margin for the first nine months of 2015 decreased 2.5 p.p. to 5.2%. Trading profit of Industrial Activities totaled $599 million for the first nine months of 2015, down $889 million compared to the same period of 2014, with a trading margin of 3.3% (6.4% in the first nine months of 2014). Trading profit was primarily impacted by a $1,017 million decrease from Agricultural Equipment, partially offset by a $190 million increase from Commercial Vehicles. Trading profit of Financial Services totaled $392 million for the first nine months of 2015, flat compared to the first nine months of 2014, as lower provisions for credit losses and reduced SG&A costs were offset by the negative impact of currency translation.

Operating profit/(loss)

The Group closed the first nine months of 2015 with an operating profit of $902 million (or 4.7% of net revenues), compared to $1,741 million (or 7.1% of net revenues) for the first nine months of 2014. The decrease of $839 million primarily reflected the $890 million decrease in trading profit, an increase in other unusual expenses of $17 million, partially offset by a reduction in restructuring costs of $68 million. Operating profit of Industrial Activities was $511 million for the first nine months of 2015, down $837 million over the same period of 2014, and mainly reflected a decrease in trading profit partially compensated by a reduction in restructuring costs. Operating profit of Financial Services was $391 million, flat compared to the first nine months of 2014.

Restructuring costs for the first nine months of 2015 amounted to $48 million, $68 million lower than Q3 2014, and were primarily attributable to actions in Agricultural Equipment and Commercial Vehicles as part of the Efficiency Program launched in 2014.

CNH Industrial Group Operating Performance 7

Other unusual expenses were $41 million for the first nine months of 2015 compared to $24 million for the same period in 2014.

Non-operating items

Net financial expenses totaled $608 million for the first nine months of 2015, including the unusual pre-tax charge of $150 million incurred in the third quarter of 2015 primarily related to the re-measurement of the net monetary assets of the Venezuelan subsidiary. In the first nine months of 2014, net financial expenses totaled $585 million and included an unusual pre-tax charge of $64 million due to the re-measurement of the Venezuelan assets. Excluding such unusual charges in both years, net financial expenses decreased by $63 million or 12% in the first nine months of 2015 compared to the same period of 2014, primarily due to a more favorable cost of funding and a lower average indebtedness.

Result from investments declined by $30 million to $38 million. The decrease was mainly due to lower results of joint ventures in APAC.

Income taxes totaled $237 million for the first nine months of 2015 ($441 million for the first nine months of 2014). Excluding the impact of the unusual pre-tax charge relating to the re-measurement of the Venezuelan operations, for which no corresponding tax benefit has been booked, and the impact deriving from the inability to record deferred tax assets on losses in certain jurisdictions, the effective tax rate for the first nine months of 2015 was 37%.

Profit/(loss) for the period

The Group closed the first nine months of 2015 with net profit of $95 million, or $0.07 per share, compared to $783 million, or $0.58 per share for the first nine months of 2014.

Profit attributable to owners of the parent was $98 million, compared to $789 million for the first nine months of 2014.

CNH Industrial Group Operating Performance 8

OPERATING PERFORMANCE BY SEGMENT

The following is a discussion of net revenues and trading profit for each segment.

Revenues by Segment

01.01 – 09.30				3rd Quarter

2015	2014	% change	($ million)	2015	2014	% change

8,043	11,801	-31.8	Agricultural Equipment	2,431	3,659	-33.6

1,933	2,546	-24.1	Construction Equipment	591	841	-29.7

6,860	7,675	-10.6	Commercial Vehicles	2,238	2,565	-12.7

2,656	3,484	-23.8	Powertrain	803	1,027	-21.8

(1,512)	(2,177)	-	Eliminations and Other	(462)	(644)	-

17,980	23,329	-22.9	Total Industrial Activities	5,601	7,448	24.8

1,450	1,541	-5.9	Financial Services	465	504	-7.7

(335)	(401)	-	Eliminations	(98)	(135)	-

19,095	24,469	-22.0	Total	5,968	7,817	-23.7

Trading profit/(loss) by Segment

01.01 – 09.30				3rd Quarter

2015	2014	change	($ million)	2015	2014	change

434	1,451	-1,017	Agricultural Equipment	66	398	-332

38	64	-26	Construction Equipment	23	29	-6

79	(111)	190	Commercial Vehicles	45	2	43

105	147	-42	Powertrain	27	52	-25

(57)	(63)	6	Eliminations and Other	(21)	(28)	7

599	1,488	-889	Total Industrial Activities	140	453	-313

392	393	-1	Financial Services	127	117	10

-	-	-	Eliminations	-	-	-

991	1,881	-890	Total	267	570	-303

5.2%	7.7%	-2.5 p.p.	Trading margin (%)	4.5%	7.3%	-2.8 p.p.

CNH Industrial Group Operating Performance 9

Reconciliation between Trading profit under IFRS and Operating profit under U.S. GAAP

01.01 – 09.30.2015					3rd Quarter 2015

Industrial Activities	Financial Services	Eliminations	Consolidated	($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated

599	392	-	991	Trading profit under IFRS	140	127	-	267

(2)	-	-	(2)	Development costs, net	7	-	-	7

229	-	(229)	-	Reclassification of interest compensation to Financial Services	83	-	(83)	-

43	5	2	50	Other adjustments and reclassification, net	15	1	(2)	14

869	397	(227)	1,039	Operating profit under U.S. GAAP	245	128	(85)	288

Reconciliation between Trading profit under IFRS and Operating profit under U.S. GAAP

01.01 – 09.30.2014					3rd Quarter 2014

Industrial Activities	Financial Services	Eliminations	Consolidated	($ million)	Industrial Activities	Financial Services	Eliminations	Consolidated

1,488	393	-	1,881	Trading profit under IFRS	453	117	-	570

(181)	-	-	(181)	Development costs, net	(39)	-	-	(39)

265	-	(265)	-	Reclassification of interest compensation to Financial Services	85	-	(85)	-

40	14	10	64	Other adjustments and reclassification, net	23	4	4	31

1,612	407	(255)	1,764	Operating profit under U.S. GAAP	522	121	(81)	562

Agricultural Equipment

01.01 – 09.30			3rd Quarter

2015	2014	($ million)	2015	2014

8,043	11,801	Net revenues	2,431	3,659

-31.8		% change	-33.6

434	1,451	Trading profit/(loss)	66	398

-1,017		Change	-332

5.4	12.3	Trading margin (%)	2.7	10.9

Agricultural Equipment’s net revenues were $2,431 million for the quarter, down 25.1% compared to Q3 2014 on a constant currency basis (down 33.6% on a reported basis). The decrease was driven by the anticipated decline in industry volumes in the row crop sector, primarily in NAFTA and LATAM, slightly offset by favorable net pricing in all regions.

CNH Industrial Group Operating Performance 10

Net revenues by region for the third quarter and the first nine months of 2015 and 2014 were as follows:

01.01 – 09.30				3rd Quarter

2015	2014	% change	($ million)	2015	2014	% change

3,267	5,383	-39.3	NAFTA	951	1,694	-43.9

2,831	3,754	-24.6	EMEA	808	994	-18.7

892	1,420	-37.2	LATAM	274	534	-48.7

1,053	1,244	-15.4	APAC	398	437	-8.9

8,043	11,801	-31.8	Total	2,431	3,659	-33.6

In Q3 2015, the NAFTA row crop sector (primarily tractors over 140 horsepower (“hp”) and combines) was down 37% year-over-year. The under 40 hp tractor segment in NAFTA was up 8%, and the 40-140 hp tractor segment was down 2%. EMEA markets were down 8% for tractors and up 8% for combines. In LATAM, tractor and combine markets decreased 34% and 37%, respectively. APAC markets decreased 15% for tractors but were up 20% for combines.

Agricultural Equipment’s worldwide market share performance was flat for tractors in the quarter. Combine market share decreased in NAFTA and LATAM, was flat in EMEA and increased in APAC.

The Group was able to under-produce relative to retail demand in the NAFTA row crop sector by 29% in Q3 2015 in the continued effort to balance channel inventory to prevailing demand conditions. Total worldwide unit production was down 24% year-over-year. The Group expects to significantly under-produce relative to retail demand in the last quarter of the year.

Agricultural Equipment’s trading profit was $66 million for Q3 2015 compared to $398 million in Q3 2014, with a trading margin of 2.7% (10.9% in Q3 2014). The decrease was mainly due to lower sales volumes, less favorable product mix primarily in the NAFTA row crop sector, and the negative effect of the significant reduction in industrial capacity utilization. These effects were partially offset by net price realization, lower material costs and structural cost reductions.

Agricultural Equipment had net revenues of $8,043 million for the first nine months of the 2015, down 24.2% compared to the first nine months of 2014 on a constant currency basis (down 31.8% on a reported basis). The decrease was driven by anticipated decline in industry volumes in all regions, primarily in the row crop sector.

Worldwide agricultural equipment industry unit sales were down during the first nine months of 2015, with global demand for tractors and combines down 10% and 18%, respectively. NAFTA tractor sales were flat, with the under 40 hp segment up 5%, the 40-140 hp segment up 1%, the over 140 hp segment down 33% and combine sales down 32%. EMEA markets were down 8% for tractors and 6% for combines. LATAM tractor sales decreased 25%, while combine sales decreased 33%. APAC markets decreased 11% for tractors and 4% for combines.

For the first nine months of 2015, the Group’s worldwide market share performance was generally flat in both tractors and combines.

Agricultural Equipment’s trading profit totaled $434 million compared to $1,451 million for the first nine months of 2014, with a trading margin of 5.4% (12.3% in the first nine months of 2014). The decrease was driven by lower sales volume and less favorable product mix, primarily in the row crop sector in NAFTA, slightly offset by cost control actions including lower material cost and structural cost reductions. Additionally, the impact of currency translation contributed negatively to trading profit.

CNH Industrial Group Operating Performance 11

Construction Equipment

01.01 – 09.30			3rd Quarter

2015	2014	($ million)	2015	2014

1,933	2,546	Net revenues	591	841

-24.1		% change	-29.7

38	64	Trading profit/(loss)	23	29

-26		Change	-6

2.0	2.5	Trading margin (%)	3.9	3.4

Construction Equipment’s net revenues were $591 million for the quarter, down 23.1% compared to Q3 2014 on a constant currency basis (down 29.7% on a reported basis), due to continued negative industry volumes, primarily in LATAM.

Net revenues by region for the third quarter and the first nine months of 2015 and 2014 were as follows:

01.01 – 09.30				3rd Quarter

2015	2014	% change	($ million)	2015	2014	% change

1,072	1,074	-0.2	NAFTA	324	369	-12.2

405	487	-16.8	EMEA	131	159	-17.6

268	740	-63.8	LATAM	80	234	-65.8

188	245	-23.3	APAC	56	79	-29.1

1,933	2,546	-24.1	Total	591	841	-29.7

In Q3 2015, Construction Equipment’s worldwide heavy and light industry sales were down 17% and 7%, respectively. Industry light equipment sales were roughly flat in NAFTA and EMEA, and down in LATAM and APAC. Industry heavy equipment sales decreased in all regions, but primarily in LATAM and APAC.

Construction Equipment’s worldwide market share was flat compared to the prior year period for both heavy and light construction equipment. Light equipment market share was down in NAFTA while flat to up in all other regions. Heavy equipment market share was flat in all regions except for LATAM, where municipality-driven demand declined as infrastructure investments, in which the Group has a significant position, slowed.

Construction Equipment’s worldwide production levels were 4% above retail sales in the quarter, in-line with production seasonality. In LATAM, underproduction relative to retail demand was at 9% and production level was down 48% from Q3 2014. A similar production curtailment is expected for Q4 2015 in the region, as a result of poor demand conditions in the construction sector and an uncertain environment with BNDES PSI programs.

Construction Equipment reported trading profit of $23 million for the third quarter of 2015 compared to $29 million for Q3 2014 as result of cost containment actions and net price realization in NAFTA, offset by the negative effect of lower volume in LATAM. Trading margin increased 0.5 p.p. to 3.9%.

Construction Equipment had net revenues of $1,933 million for the first nine months of the year, down 18.2% compared to the first nine months of 2014 on a constant currency basis (down 24.1% on a reported basis), due to the negative impact of lower volumes, primarily in LATAM, particularly in Brazil.

In the first nine months of 2015, Construction Equipment’s worldwide heavy and light industry sales were down 19% and 3%, respectively, compared to the first nine months of 2014. Decreased industry volumes in LATAM and APAC were partially offset by moderate growth in NAFTA.

Construction Equipment’s worldwide market share was flat overall, with a decrease in LATAM, where municipality-driven demand, in which the Group has a significant position, declined significantly as infrastructure investments slowed, partially offset by an increase in market share in APAC.

Construction Equipment reported trading profit of $38 million for the first nine months of 2015 compared to $64 million for the same period of 2014, with a trading margin of 2.0% (2.5% in the first nine months of 2014), as pricing and cost containment actions were more than offset by the negative impact of lower volumes in LATAM.

CNH Industrial Group Operating Performance 12

Commercial Vehicles

01.01 – 09.30			3rd Quarter

2015	2014	($ million)	2015	2014

6,860	7,675	Net revenues	2,238	2,565

-10.6		% change	-12.7

79	(111)	Trading profit/(loss)	45	2

190		Change	43

1.2	(1.4)	Trading margin (%)	2.0	0.1

Commercial Vehicles’ net revenues were $2,238 million for the third quarter of 2015, up 4.8% compared to Q3 2014 on a constant currency basis (down 12.7% on a reported basis), primarily as a result of favorable volume and product mix in EMEA. Excluding the negative impact of currency translation, net revenues increased in EMEA driven by higher volumes for trucks, primarily in the light and heavy segments, and buses. In LATAM, net revenues decreased significantly mainly due to the decline of the Brazilian market for trucks, partially offset by positive pricing. In APAC, net revenues were slightly up.

Net revenues by region for the third quarter and the first nine months of 2015 and 2014 were as follows:

01.01 – 09.30				3rd Quarter

2015	2014	% change	($ million)	2015	2014	% change

5,398	5,721	-5.6	EMEA	1,809	1,856	-2.5

884	1,262	-30.0	LATAM	258	493	-47.7

578	692	-16.5	APAC	171	216	-20.8

6,860	7,675	-10.6	Total	2,238	2,565	-12.7

During the quarter the European truck market (GVW ≥3.5 tons) was up 16% compared to Q3 2014. The light vehicle market (GVW 3.5-6.0 tons) increased 15%, the medium vehicle market (GVW 6.1-15.9 tons) increased 7% and the heavy vehicle market (GVW ≥16 tons) increased 21%. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 38% compared to Q3 2014, with a decrease of 47% in Brazil and 5% in Venezuela, while Argentina increased by 21%. In APAC, registrations declined 9%.

In Q3 2015, the Group’s market share in the European truck market (GVW ≥3.5 tons) was 11.4%, up 1.2 p.p. compared with Q3 2014. The Group’s market share in LATAM was 11.8%, up 2.0 p.p. compared to Q3 2014.

Commercial Vehicles delivered approximately 33,500 vehicles (including buses and specialty vehicles) in the quarter, representing a 16% increase compared to Q3 2014. Volumes were higher in the light and heavy segments, up 15% and 24%, respectively, while volumes were substantially flat in the medium segment. Commercial Vehicles’ deliveries increased 23% in EMEA, but decreased in APAC and LATAM by 6% and 5%, respectively.

Commercial Vehicles’ Q3 2015 ending book-to-bill ratio was 0.89, a decrease of 6% over Q3 2014. Third quarter 2015 truck order intake in Europe increased 18% compared to Q3 2014.

Commercial Vehicles closed the third quarter with a trading profit of $45 million, up $43 million compared to the third quarter of 2014, with a trading margin of 2.0% (trading margin of 0.1% in Q3 2014). The increase was mainly due to higher volume in EMEA, industrial efficiencies and SG&A cost reductions as a result of the Company’s Efficiency Program. The increase in trading profit occurred primarily in EMEA, where European market strength and structural cost reductions were partially offset by the negative impact of currency translation. In LATAM, trading profit also improved, primarily as a result of improved demand in Argentina and structural cost reductions enacted in the Group’s Brazilian operations, while the profit contribution of operations in Venezuela was immaterial following the re-measurement.

Commercial Vehicles’ net revenues were $6,860 million for the first nine months of 2015, up 7.7% compared to the same period of 2014 on a constant currency basis (down 10.6% on a reported basis). Excluding the negative impact of currency translation, net revenues increased in EMEA driven by higher volumes for trucks and buses. In LATAM, net revenues significantly decreased mainly due to the decline of the Brazilian market. In APAC, net revenues increased mainly driven by positive performance of buses.

CNH Industrial Group Operating Performance 13

The European truck market (GVW ≥3.5 tons) increased 15% compared to the first nine months of 2014. The light vehicle market increased 15%, the medium vehicle market increased 1% while the heavy vehicle market increased 20%. In LATAM, truck market (GVW ≥3.5 tons) declined 35% compared to the first nine months of 2014, with a decrease in all market segments. The light vehicle market decreased 21% and medium and heavy vehicle markets decreased 20% and 46%, respectively. In APAC, demand for trucks decreased 8%.

The Group’s share of the European market (GVW ≥3.5 tons) was at 11.2%, up 0.4 p.p. compared with the first nine months of 2014. In LATAM, CNH Industrial’s market share was 11.7%, up 1.4 p.p. compared with the first nine months of 2014.

Commercial Vehicles delivered approximately 98,700 vehicles (including buses and specialty vehicles) in the first nine months of 2015, representing a 10% increase compared to the same period in 2014. Volumes were higher in the light vehicle segment (+11%), in the medium vehicle segment (+3%) and in the heavy vehicles segment (+7%). Deliveries increased 18% in EMEA and declined 16% and 17% in LATAM and APAC, respectively.

Commercial Vehicles closed the first nine months of the year with a trading profit of $79 million, compared to a loss of $111 million for the first nine months of 2014, with a trading margin of 1.2% (negative margin of 1.4% in the first nine months of 2014), as a result of higher volume, primarily in EMEA, industrial efficiencies and SG&A cost reductions. In EMEA the increase was mainly attributable to higher volume, industrial efficiencies and SG&A reduction as a result of the Company’s Efficiency Program. In LATAM, trading profit improved primarily as a consequence of the improved demand in Argentina and structural cost reductions enacted in the Group’s Brazilian operations.

Powertrain

01.01 – 09.30			3rd Quarter

2015	2014	($ million)	2015	2014

2,656	3,484	Net revenues	803	1,027

-23.8		% change	-21.8

105	147	Trading profit/(loss)	27	52

-42		Change	-25

4.0	4.2	Trading margin (%)	3.4	5.1

Powertrain’s net revenues were $803 million for the third quarter of 2015, a decrease of 7.4% compared to Q3 2014 on a constant currency basis (down 21.8% on a reported basis), on lower volumes mainly in the captive portion of the business as a result of decreased agricultural equipment demand and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 44% of total net revenues (39% in Q3 2014).

During the quarter, Powertrain sold approximately 112,500 engines, a decrease of 16% compared to Q3 2014. By major customer, 31% of engine units were supplied to Commercial Vehicles, 11% to Agricultural Equipment, 4% to Construction Equipment and the remaining 54% to external customers (units sold to third parties were up 1.4% compared to Q3 2014). Additionally, Powertrain delivered approximately 14,600 transmissions and 43,600 axles, an increase of 3% and 16%, respectively, compared to Q3 2014.

Powertrain’s trading profit was $27 million for the third quarter 2015, down $25 million compared to Q3 2014, with a trading margin of 3.4% (down 1.7 p.p. compared to Q3 2014), mainly due to lower sales volume and negative foreign exchange impacts, partially offset by manufacturing efficiencies.

Powertrain’s net revenues were $2,656 million for the first nine months of 2015, a decrease of 8.2% compared to the first nine months of 2014 on a constant currency basis (down 23.8% on a reported basis). The decrease was primarily attributable to lower volumes, mainly in the captive portion of the business, as a result of decreased agricultural equipment demand and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 44% of total net revenues compared to 39% in the first nine months of 2014.

Powertrain sold approximately 377,000 engines during the first nine months of 2015, a decrease of 16% compared with the same period of 2014. By major customer, 32% of engine units were supplied to Commercial Vehicles, 11% to Agricultural Equipment and 4% to Construction Equipment, while the remaining 53% were sold to external customers. In addition, Powertrain sold approximately 51,300 transmissions (up 3% compared to the first nine months of 2014) and 136,800 axles (up 12% compared to the first nine months of 2014).

CNH Industrial Group Operating Performance 14

Powertrain closed the first nine months of 2015 with a trading profit of $105 million, down $42 million compared to the same period in 2014, with a trading margin of 4.0% (down 0.2 p.p. compared to the first nine months of 2014), mainly due to lower volumes, partially offset by favorable product mix, industrial efficiencies, lower material costs, SG&A costs reduction and negative impact of currency translation.

Financial Services

01.01 – 09.30			3rd Quarter

2015	2014	($ million)	2015	2014

1,450	1,541	Net revenues	465	504

-5.9		% change	-7.7

392	393	Trading profit/(loss)	127	117

-1		Change	10

27.0	25.5	Trading margin (%)	27.3	23.2

283	262	Net income	100	74

21		Change	26

Financial Services reported third quarter net revenues of $465 million, up 1.8% compared to Q3 2014 on a constant currency basis (down 7.7% on a reported basis), due to increased sales of equipment formerly on operating leases that more than offset a reduction in interest yields, primarily driven by lower funding costs.

Financial Services reported a trading profit of $127 million in Q3 2015, up $10 million over the same period in 2014, mainly due to lower provisions for credit losses partially offset by the negative impact of currency translation.

Financial Services reported a net income of $100 million, up $26 million compared to Q3 2014, mainly due to lower provisions for credit losses and reduced income taxes, partially offset by the negative impact of currency translation.

Retail loan originations in the quarter were $2.2 billion, down $0.6 billion compared to Q3 2014, due to the decline in Agricultural Equipment sales and the negative impact of currency translation. The managed portfolio (including unconsolidated joint ventures) of $24.5 billion as of September 30, 2015 (of which retail was 66% and wholesale 34%) was down $0.9 billion compared to June 30, 2015. Excluding the impact of currency translation, the portfolio decreased $0.2 billion, primarily in NAFTA (wholesale).

For the first nine months of 2015, Financial Services reported net revenues of $1,450 million, up 5.0% compared to the first nine months of 2014 on a constant currency basis (down 5.9% on a reported basis), mainly due to increased sales of equipment formerly on operating leases.

Financial Services reported first nine months trading profit of $392 million, flat compared to the first nine months of 2014, as lower provisions for credit losses, and lower SG&A costs were offset by the negative impact of currency translation.

Financial Services reported a net income of $283 million, up $21 million compared to the first nine months of 2014, the increase is due to lower provisions for credit losses and reduced SG&A costs and to reduced income taxes.

Retail loan originations were $6.7 billion, down $1.1 billion compared to the first nine months of 2014, due to the decline in Agricultural Equipment sales and to the negative impact of currency translation. The managed portfolio (including unconsolidated joint ventures) of $24.5 billion was down $2.7 billion compared to December 31, 2014. Excluding the impact of currency, such portfolio decreased $0.7 billion, primarily in NAFTA (wholesale), LATAM (retail and wholesale) and APAC (wholesale).

CNH Industrial Group Operating Performance 15

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on CNH Industrial’s consolidated statement of financial position and CNH Industrial’s consolidated statement of cash flows. The breakdown of consolidated data between Industrial Activities and Financial Services is prepared in accordance with the rules previously described in the section “Operating Performance”, paragraph “Operating Performance by Activity”.

CNH Industrial’s operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and Group inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial expects to have available to the Group cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund its working capital requirements, capital expenditures and debt service at least through the next twelve months.

STATEMENT OF FINANCIAL POSITION REVIEW

Statement of Financial Position by Activity

	At September 30, 2015			At December 31, 2014

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Intangible assets:	5,747	5,603	144	6,031	5,874	157

Goodwill	2,463	2,335	128	2,494	2,359	135

Other intangible assets	3,284	3,268	16	3,537	3,515	22

Property, plant and equipment	6,339	6,336	3	6,733	6,730	3

Investments and other financial assets	621	2,952	134	690	3,122	136

Leased assets	1,744	11	1,733	1,518	20	1,498

Defined benefit plan assets	14	13	1	20	19	1

Deferred tax assets	1,419	1,258	161	1,655	1,460	195

Total Non-current assets	15,884	16,173	2,176	16,647	17,225	1,990

Inventories	6,975	6,777	198	7,140	6,977	163

Trade receivables	818	793	53	1,054	1,025	92

Receivables from financing activities	18,867	2,227	19,510	21,472	4,788	22,724

Current taxes receivable	414	392	22	324	200	124

Other current assets	1,144	960	362	1,434	1,137	588

Current financial assets:	334	328	8	205	198	9

Current securities	-	-	-	-	-	-

Other financial assets	334	328	8	205	198	9

Cash and cash equivalents	4,499	2,809	1,690	6,141	4,123	2,018

Total Current assets	33,051	14,286	21,843	37,770	18,448	25,718

Assets held for sale	17	4	13	24	4	20

TOTAL ASSETS	48,952	30,463	24,032	54,441	35,677	27,728

Equity	6,940	6,940	2,464	7,577	7,577	2,568

Provisions:	5,839	5,788	51	6,386	6,329	57

Employee benefits	2,708	2,677	31	2,831	2,800	31

Other provisions	3,131	3,111	20	3,555	3,529	26

Debt:	26,202	8,496	20,576	29,701	11,666	24,075

Asset-backed financing	12,498	17	12,481	13,587	82	13,561

Other debt	13,704	8,479	8,095	16,114	11,584	10,514

Other financial liabilities	87	81	8	235	221	16

Trade payables	5,407	5,284	149	5,982	5,850	197

Current taxes payable	209	133	76	206	114	92

Deferred tax liabilities	372	133	239	399	191	208

Other current liabilities	3,896	3,608	469	3,955	3,729	515

Liabilities held for sale	-	-	-	-	-	-

Total Liabilities	42,012	23,523	21,568	46,864	28,100	25,160

TOTAL EQUITY AND LIABILITIES	48,952	30,463	24,032	54,441	35,677	27,728

CNH Industrial Group Liquidity and Capital Resources 16

At September 30, 2015, total assets decreased $5,489 million compared to December 31, 2014.

Non-current assets decreased $763 million during the first nine months of 2015, primarily due to amortization, depreciation and currency translation differences more than offsetting capital expenditures for the period.

Current assets decreased $4,719 million compared to December 31, 2014, primarily due to a decrease in receivables from financing activities of $2,605 million and in cash and cash equivalents of $1,642 million.

Receivables from financing activities, net of currency translation differences and write-downs, decreased $980 million compared to December 31, 2014, primarily due to reductions in the LATAM portfolio (retail and wholesale), the NAFTA wholesale portfolio and the APAC wholesale portfolio.

Working capital (net of items relating to vehicles sold under buy-back commitments and vehicles no longer subject to lease agreements that are held in inventory) was positive $1,624 million, a $136 million increase for the period.

($ million)	At September 30, 2015	At December 31, 2014	Change

Inventories	(a) 6,675	6,857	(182)

Trade receivables	818	1,054	(236)

Trade payables	(5,407)	(5,982)	575

Net current taxes receivable/(payable) & other current receivables/(payables)	(b) (462)	(441)	(21)

Working capital	1,624	1,488	136

(a)	Inventories are reported net of vehicles held for sale by Commercial Vehicles segment that have been bought back (under buy-back commitments) or returned following expiry of a lease agreement.

(b)

Other current payables, included under Net current taxes receivable/(payable) & other current receivables/(payables), are stated net of amounts due to customers in relation to vehicles sold under buy-back commitments, which consist of the repurchase amount payable at the end of the lease period, together with the value of any lease installments received in advance. The value at the beginning of the contract period, equivalent to the difference between the sale price and the repurchase amount, is recognized on a straight-line basis over the contract period.

On a constant currency basis, working capital increased $718 million over the period.

At September 30, 2015, trade receivables, other receivables and receivables from financing activities falling due after that date and sold without recourse (and, therefore, eliminated from the statement of financial position pursuant to the derecognition requirements) totaled $505 million ($654 million at December 31, 2014).

At September 30, 2015, CNH Industrial’s debt was $26,202 million ($29,701 million at the end of 2014), of which $12,498 million ($13,587 million at December 31, 2014) related to asset-backed financing operations. Remaining debt of $13,704 million at September 30, 2015 ($16,114 million at the end of 2014) included bonds of $8,595 million ($9,519 million at the end of 2014), bank loans of $4,446 million ($5,547 million at the end of 2014) and other indebtedness of $663 million ($1,048 million at the end of 2014). Debt decreased $3,499 million during the first nine months of 2015, mainly reflecting a decrease of $2,393 million due to currency translation impact, $1,126 million in repayments of bonds, a decrease in asset-backed financing of $518 million and a net decrease of $61 million in other debt partially offset by a new bond issuance of $600 million. See Note 24 to the CNH Industrial Interim Condensed Consolidated Financial Statements for additional information on CNH Industrial’s indebtedness at September 30, 2015, including a table summarizing the maturity profile and interest rates payable on its outstanding bonds at that date.

At September 30, 2015, CNH Industrial’s net debt (a non-GAAP measure which is calculated as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets, all as recorded in the consolidated statement of financial position) was $21,456 million, a decrease of $2,134 million, or 9.0%, compared with the $23,590 million at the end of 2014. The positive effect of the decrease in the lending portfolios of Financial Services ($902 million), of currency translation differences ($1,866 million) and of cash generated by operating activities ($178 million) was partially offset by capital expenditures of the period ($704 million) and by dividends distributed ($294 million).

CNH Industrial Group Liquidity and Capital Resources 17

The following table details CNH Industrial’s net debt at September 30, 2015 and at December 31, 2014, and provides a reconciliation of this non-GAAP measure to debt, the most directly comparable measure included in CNH Industrial’s consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using the net debt of Industrial Activities (i.e., net industrial debt). Net industrial debt is the primary indicator of changes in financial structure and, as such, is one of the key targets used to measure Group performance.

	At September 30, 2015			At December 31, 2014

($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

Debt (1):	(26,202)	(8,496)	(20,576)	(29,701)	(11,666)	(24,075)

Asset-backed financing	(12,498)	(17)	(12,481)	(13,587)	(82)	(13,561)

Other debt	(13,704)	(8,479)	(8,095)	(16,114)	(11,584)	(10,514)

Intersegment financial receivables (2)	-	2,141	729	-	4,692	1,348

Debt, net of intersegment balances	(26,202)	(6,355)	(19,847)	(29,701)	(6,974)	(22,727)

Other financial assets (3)	334	328	8	205	198	9

Other financial liabilities (3)	(87)	(81)	(8)	(235)	(221)	(16)

Liquidity:

Current securities	-	-	-	-	-	-

Cash and cash equivalents	4,499	2,809	1,690	6,141	4,123	2,018

Net (Debt)/Cash	(21,456)	(3,299)	(18,157)	(23,590)	(2,874)	(20,716)

(1)	Total Debt of Industrial Activities includes Intersegment notes payables to Financial Services of $729 million and $1,348 million at September 30, 2015 and at December 31, 2014, respectively.

(2)

As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of consolidated Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury.

(3)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.

Total available liquidity (inclusive of $2,910 million and $2,716 million in undrawn committed facilities at September 30, 2015 and December 31, 2014, respectively) decreased $1,448 million to $7,409 million, mainly due to a debt reduction, dividends payment, increase in working capital and unfavorable foreign exchange impact partially offset by lower financing needs of Financial Services due to lower portfolio receivables. At September 30, 2015, Cash and cash equivalents included $782 million ($978 million at December 31, 2014) of restricted cash the use of which is primarily limited to the repayment of the debt relating to securitizations classified as asset-backed financing.

CNH Industrial has traditionally relied upon the ABS market and committed asset-backed facilities as a primary source of funding and liquidity. The Group carried out term securitizations for a total amount of $3.4 billion in the first nine months of 2015 ($3.1 billion in the first nine months of 2014). CNH Industrial also established or renewed wholesale securitized credit facilities for a total commitment amount of $650 million in the first nine months of 2015 ($900 million in the first nine months of 2014).

CNH Industrial Group Liquidity and Capital Resources 18

Change in Net Industrial Debt

($ million)	1/1 – 9/30 2015	1/1 – 9/30 2014

Net industrial (debt)/cash at beginning of the period	(2,874)	(2,195)

Profit/(loss) for the period	95	783

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)	837	856

Change in provisions for risks and charges and similar	(14)	(53)

Change in working capital	(933)	(2,372)

Investments in property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)	(704)	(1,074)

Change in scope of consolidation and other changes	100	(185)

Net industrial cash flow	(619)	(2,045)

Capital increases and dividends	(277)	(366)

Translation exchange differences	471	497

Change in net industrial debt	(425)	(1,914)

Net industrial (debt)/cash at end of period	(3,299)	(4,109)

During the first nine months of 2015, net industrial debt increased $425 million to $3,299 million, including the impact of the Venezuelan re-measurement of $133 million on cash and cash equivalents. Cash generation in the operations before change in working capital positively contributed for $918 million. Change in working capital negatively impacted by $933 million, mainly due to increase in inventories. Capital expenditures activity totaled $704 million. Currency translation differences positively affected net industrial debt by $471 million.

Change in Net debt of Financial Services

Net debt for Financial Services at September 30, 2015 was $2,559 million lower than year-end 2014, mainly due to the decrease in the lending portfolio ($896 million), the cash generated by operating activities ($328 million) and positive currency translation differences ($1,395 million).

CNH Industrial Group Liquidity and Capital Resources 19

CASH FLOWS ANALYSIS

In the first nine months of 2015 operating activities generated $178 million of cash. Investing activities generated a total of $389 million of cash, mainly due to a decrease in the lending portfolio of Financial Services. Cash absorbed to fund capital expenditures totaled $704 million. Financing activities absorbed a total of $1,545 million in cash, mainly arising from bond repayment, net of new bond issuance, and dividends paid to the shareholders.

In the first nine months of 2014, operating activities absorbed $705 million in cash. Investing activities absorbed $1,959 million of cash to fund capital expenditures of $1,086 million and increases in financial receivables of $1,148 million. Financing activities generated a total of $1,906 million in cash.

Statement of Cash Flows by Activity

			1/1 – 9/30 2015			1/1 – 9/30 2014

($ million)			Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

A)	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		6,141	4,123	2,018	6,489	4,010	2,479

B)	CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:

	Profit/(loss) for the period		95	95	283	783	783	262

	Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		841	837	4	861	856	5

	(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		239	(115)	71	86	(281)	105

	Dividends received		61	192	4	61	164	-

	Change in provisions		(146)	(146)	-	190	196	(6)

	Change in deferred income taxes		47	23	24	(127)	(136)	9

	Change in items due to buy-back commitments	(a)	75	30	45	85	-	85

	Change in operating lease items	(b)	(316)	2	(318)	(334)	4	(338)

	Change in working capital		(718)	(933)	215	(2,310)	(2,372)	62

	TOTAL		178	(15)	328	(705)	(786)	184

C)	CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:

	Investments in:

	Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(704)	(704)	-	(1,086)	(1,074)	(12)

	Consolidated subsidiaries and other equity investments		(5)	(88)	-	(5)	(18)	-

	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		(3)	(3)	41	16	16	-

	Net change in receivables from financing activities		902	6	896	(1,148)	54	(1,202)

	Change in current securities		-	-	-	-	-	-

	Other changes		199	1,899	(1,700)	264	288	(24)

	TOTAL		389	1,110	(763)	(1,959)	(734)	(1,238)

D)	CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

	Net change in debt and other financial assets/liabilities		(1,268)	(1,661)	393	2,272	1,876	396

	Capital Increase		17	17	42	15	15	13

	Dividends paid		(294)	(294)	(135)	(381)	(381)	(103)

	TOTAL		(1,545)	(1,938)	300	1,906	1,510	306

	Translation exchange differences		(664)	(471)	(193)	(314)	(248)	(66)

E)	NET CHANGE IN CASH AND CASH EQUIVALENTS		(1,642)	(1,314)	(328)	(1,072)	(258)	(814)

F)	CASH AND CASH EQUIVALENTS AT END OF PERIOD		4,499	2,809	1,690	5,417	3,752	1,665

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in profit/(loss), are recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

CNH Industrial Group Liquidity and Capital Resources 20

Industrial Activities

In the first nine months of 2015, Industrial Activities absorbed cash and cash equivalents totaling $1,314 million. Operating activities absorbed $15 million in cash including an increase in working capital of $933 million (on a comparable scope of operations and at constant exchange rates). Investing activities generated a total of $1,110 million in cash, primarily related to changes in net financial receivables/debt from/to Financial Services (included under other changes), partially offset by net investments in fixed assets and in subsidiaries and other equity investments. Financing activities absorbed cash of $1,938 million, primarily due to bond repayment and dividends paid to the shareholders.

Financial Services

In the first nine months of 2015, Financial Services absorbed cash and cash equivalents totaling $328 million. Operating activities generated $328 million in cash including a decrease in working capital of $215 million (on a comparable scope of operations and at constant exchange rates). Investing activities absorbed $763 million in cash of which $1,700 million related to net financial receivables/debt from/to Industrial Activities, partially offset by a decrease in the lending portfolio that generated $896 million. Financing activities generated a total of $300 million in cash, primarily due to new bond issued in June by CNH Industrial Capital LLC partially offset by dividend distributed.

CNH Industrial Group Liquidity and Capital Resources 21

OTHER INFORMATION

GROUP EMPLOYEES

As of September 30, 2015, CNH Industrial had 65,098 employees, a decrease of 1,053 over the 66,151 figure at June 30, 2015, and 4,109 over the 69,207 at year-end 2014.

The change compared to June 30, 2015 was mainly attributable to a reduction in the manufacturing workforce for rebalancing initiatives in Agricultural Equipment due to the industry cycle, primarily in NAFTA and LATAM, as well as for Commercial Vehicles and Construction Equipment to face volume declines in LATAM. The decrease of salaried employees affected all regions, mainly due to actions to reduce selling, general and administrative costs and business support costs as a result of the transition to CNH Industrial’s regional structure.

The change compared to year-end 2014 is attributable to: (a) the closure of Shanghai New Holland Agricultural Machinery Corporation Limited, a 60% owned joint venture; (b) changes of the scope of the operations entailing a decrease of approximately 300 employees including the transfer of the Irisbus plant in Valle Ufita, Avellino (Italy), effective January 1, 2015, to an external entrepreneur in the framework of a transfer of undertaking; (c) the reduction in the manufacturing workforce, mainly in the context of the Efficiency Program launched in 2014 including actions put in place by the Group, to face the significant decrease in volumes for Agricultural Equipment, primarily in NAFTA and LATAM, and for Commercial Vehicles and Construction Equipment in LATAM; and (d) reductions of salaried in selling, general and administrative costs and business support costs in all regions, as a result of the transition to CNH Industrial’s regional structure.

RELATED PARTY TRANSACTIONS

Refer to Note 30 “Related party transactions” of the Interim Condensed Consolidated Financial Statements at September 30, 2015.

IMPORTANT EVENTS DURING THE FIRST NINE MONTHS OF 2015

On April 10, 2015, CNH Industrial announced that, in line with the ongoing Efficiency Program launched in 2014, will focus the operations of its Iveco commercial vehicles manufacturing facilities in Madrid and Valladolid, Spain. Under the announced plan, Madrid will be fully dedicated to the assembly of Stralis and Trakker heavy commercial vehicles and Valladolid will be transformed into a center of excellence for heavy commercial vehicles cab production. The transfer of cab operations from Madrid to Valladolid will be executed over two years. In addition, the production of the extra heavy special vehicles and the chassis cab versions of the Iveco Daily light duty commercial vehicles, currently carried out, respectively, in Madrid and in Valladolid, will be transferred to existing facilities in Italy. The Iveco Astra plant, located in Piacenza, Italy, will assume production of the extra heavy special vehicles from Madrid and CNH Industrial’s facility in Suzzara, Italy, will become the central production hub for the Iveco Daily.

At the CNH Industrial N.V. Annual General Meeting (AGM) held on April 15, 2015, Shareholders approved the 2014 Annual Report (including the Company’s 2014 financial statements) and the distribution of a dividend of €0.20 per common share. The cash dividend was declared in euro and was paid on April 29, 2015 for a total amount of $291 million (€272 million). Shareholders who at the record date (April 21, 2015) held common shares traded on the New York Stock Exchange received the dividend in U.S. dollars in the amount of $0.2142 per common share based on the official USD/EUR exchange rate reported by the European Central Bank on April 16, 2015. Shareholders also re-elected all of the eleven members of the Board of Directors already in office on the date of the AGM. Finally, Shareholders granted the Board the authority to acquire up to a maximum of 10% of the Company’s common shares outstanding at the AGM date. Such authorization is an instrument available for the Board of Directors, but places no obligation on the Company to repurchase its own shares.

On June 26, 2015, CNH Industrial Capital LLC, a wholly owned subsidiary of CNH Industrial N.V., completed its private offering of $600 million in aggregate principal amount of 3.875% notes due 2018, issued at an issue price of 99.642%. The notes, which are senior unsecured obligations of CNH Industrial Capital LLC, will pay interest semi-annually on January 15 and July 15 of each year, beginning on January 15, 2016, and are guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. The notes will mature on July 16, 2018.

In September 2015, CNH Industrial was confirmed as Industry Leader in the Dow Jones Sustainability Indices (DJSI) World and Europe. The Company was also named as leader in the Capital Goods Industry Group. The 2015 assessment resulted in a score of 91/100 for CNH Industrial, compared to an average of 52/100 for the participating companies in the Machinery and Electrical Equipment industry. All companies chosen for consideration in the indices are evaluated on their economic, environmental and social performance by RobecoSAM, investment specialists focused exclusively on Sustainability Investing.

CNH Industrial Group Other Information 22

SUBSEQUENT EVENTS

No significant events have occurred subsequent to September 30, 2015.

2015 U.S. GAAP OUTLOOK

Starting from 2015, CNH Industrial manages its operations, assesses its performance and makes decision about resources allocation based on financial results prepared only in accordance with U.S. GAAP. Accordingly, the full year guidance presented below is prepared under U.S. GAAP.

The Company expects that continued demand weakness primarily in LATAM and ongoing strength of the U.S. dollar will have a negative impact on the revenue levels previously forecasted for the fourth quarter of 2015. Full year guidance is therefore updated as follows:

■	Net sales of Industrial Activities in the range of $25-26 billion, the operating margin of Industrial Activities is unchanged between 5.6% and 6.0%;

■	Net industrial debt at the end of 2015 between $2.1 billion and $2.3 billion.

CNH Industrial Group Other Information 23

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS At September 30, 2015

Interim Condensed Consolidated Financial Statements at September 30, 2015	24

CONSOLIDATED INCOME STATEMENT

($ million)	Note	3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

Net revenues	(1)	5,968	7,817	19,095	24,469

Cost of sales	(2)	4,923	6,322	15,740	19,760

Selling, general and administrative costs	(3)	537	672	1,666	2,110

Research and development costs	(4)	223	217	638	645

Other income/(expenses)	(5)	(18)	(36)	(60)	(73)

TRADING PROFIT/(LOSS)		267	570	991	1,881

Gains/(losses) on the disposal of investments	(6)	-	-	-	-

Restructuring costs	(7)	16	51	48	116

Other unusual income/(expenses)	(8)	(30)	(14)	(41)	(24)

OPERATING PROFIT/(LOSS)		221	505	902	1,741

Financial income/(expenses)	(9)	(296)	(191)	(608)	(585)

Result from investments:	(10)	12	12	38	68

Share of the profit/(loss) of investees accounted for using the equity method		12	12	40	68

Other income/(expenses) from investments		-	-	(2)	-

PROFIT/(LOSS) BEFORE TAXES		(63)	326	332	1,224

Income taxes	(11)	49	92	237	441

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		(112)	234	95	783

Profit/(loss) from discontinued operations		-	-	-	-

PROFIT/(LOSS) FOR THE PERIOD		(112)	234	95	783

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:

Owners of the parent		(108)	245	98	789

Non-controlling interests		(4)	(11)	(3)	(6)

(in $)

BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	(0.08)	0.18	0.07	0.58

DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	(0.08)	0.18	0.07	0.58

Interim Condensed Consolidated Financial Statements at September 30, 2015	25

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

($ million)	Note	3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

PROFIT/(LOSS) FOR THE PERIOD (A)		(112)	234	95	783

Other comprehensive income that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefits plans	(22)	38	-	(21)	-

Income tax relating to Other comprehensive income that will not be reclassified subsequently to profit or loss	(22)	11	-	11	-

Total Other comprehensive income that will not be reclassified subsequently to profit or loss, net of tax (B1)		49	-	(10)	-

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedges	(22)	149	(97)	191	(268)

Gains/(losses) on fair value of available-for-sale financial assets	(22)	-	-	-	-

Gains/(losses) on exchange differences on translating foreign operations	(22)	(464)	(151)	(576)	41

Share of other comprehensive income of entities consolidated by using the equity method	(22)	(18)	(27)	(43)	(29)

Income tax relating to components of Other comprehensive income that may be reclassified subsequently to profit or loss	(22)	(33)	25	(47)	74

Total Other comprehensive income that may be reclassified subsequently to profit or loss, net of tax (B2)		(366)	(250)	(475)	(182)

TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX (B) = (B1) + (B2)		(317)	(250)	(485)	(182)

TOTAL COMPREHENSIVE INCOME (A)+(B)		(429)	(16)	(390)	601

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:

Owners of the parent		(424)	(3)	(385)	610

Non-controlling interests		(5)	(13)	(5)	(9)

Interim Condensed Consolidated Financial Statements at September 30, 2015	26

CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

($ million)	Note	At September 30, 2015	At December 31, 2014

ASSETS

Intangible assets	(13)	5,747	6,031

Property, plant and equipment	(14)	6,339	6,733

Investments and other financial assets:	(15)	621	690

Investments accounted for using the equity method		575	633

Other investments and financial assets		46	57

Leased assets	(16)	1,744	1,518

Defined benefit plan assets		14	20

Deferred tax assets	(11)	1,419	1,655

Total Non-current assets		15,884	16,647

Inventories	(17)	6,975	7,140

Trade receivables	(18)	818	1,054

Receivables from financing activities	(18)	18,867	21,472

Current tax receivables	(18)	414	324

Other current assets	(18)	1,144	1,434

Current financial assets:		334	205

Current securities		-	-

Other financial assets	(19)	334	205

Cash and cash equivalents	(20)	4,499	6,141

Total Current assets		33,051	37,770

Assets held for sale	(21)	17	24

TOTAL ASSETS		48,952	54,441

Interim Condensed Consolidated Financial Statements at September 30, 2015	27

CONSOLIDATED STATEMENT OF

FINANCIAL POSITION

(CONTINUED)

($ million)	Note	At September 30, 2015	At December 31, 2014

EQUITY AND LIABILITIES

Issued capital and reserves attributable to owners of the parent		6,895	7,534

Non-controlling interests		45	43

Total Equity	(22)	6,940	7,577

Provisions:		5,839	6,386

Employee benefits	(23)	2,708	2,831

Other provisions	(23)	3,131	3,555

Debt:	(24)	26,202	29,701

Asset-backed financing	(24)	12,498	13,587

Other debt	(24)	13,704	16,114

Other financial liabilities	(19)	87	235

Trade payables	(25)	5,407	5,982

Current tax payables		209	206

Deferred tax liabilities	(11)	372	399

Other current liabilities	(26)	3,896	3,955

Liabilities held for sale		-	-

Total Liabilities		42,012	46,864

TOTAL EQUITY AND LIABILITIES		48,952	54,441

Interim Condensed Consolidated Financial Statements at September 30, 2015	28

CONSOLIDATED STATEMENT OF CASH FLOWS

($ million)	Note	1/1 – 9/30 2015	1/1 – 9/30 2014

A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(20)	6,141	6,489

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:

Profit/(loss) for the period		95	783

Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		841	861

(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		6	-

Other non-cash items		233	86

Dividends received		61	61

Change in provisions		(146)	190

Change in deferred income taxes		47	(127)

Change in items due to buy-back commitments	(a)	75	85

Change in operating lease items	(b)	(316)	(334)

Change in working capital		(718)	(2,310)

TOTAL		178	(705)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:

Investments in:

Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(704)	(1,086)

Consolidated subsidiaries and other equity investments		(5)	(5)

Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		(3)	16

Net change in receivables from financing activities		902	(1,148)

Change in current securities		-	-

Other changes		199	264

TOTAL		389	(1,959)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Bonds issued		600	2,801

Repayment of bonds		(1,126)	-

Issuance of other medium-term borrowings (net of repayments)		(476)	453

Net change in other financial payables and other financial assets/liabilities		(266)	(982)

Capital increase		17	15

Dividends paid		(294)	(381)

TOTAL		(1,545)	1,906

Translation exchange differences		(664)	(314)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,642)	(1,072)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(20)	4,499	5,417

(a)

The cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

(b)

Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

Interim Condensed Consolidated Financial Statements at September 30, 2015	29

CONSOLIDATED STATEMENT OF

CHANGES IN EQUITY

($ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total

AT DECEMBER 31, 2013	25	3,114	5,005	55	(379)	-	(207)	(22)	71	7,662

Changes in equity for the first nine months of 2014:

Capital increase	-	15	-	-	-	-	-	-	-	15

Dividends distributed	-	-	(375)	-	-	-	-	-	(6)	(381)

Increase/(decrease) in the Reserve for share-based payments	-	24	-	-	-	-	-	-	-	24

Total comprehensive income for the period	-	-	789	(194)	44	-	-	(29)	(9)	601

Other changes	-	-	(6)	-	-	-	-	-	(13)	(19)

AT SEPTEMBER 30, 2014	25	3,153	5,413	(139)	(335)	-	(207)	(51)	43	7,902

($ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total

AT DECEMBER 31, 2014	25	3,170	5,540	(97)	(518)	-	(519)	(67)	43	7,577

Changes in equity for the first nine months of 2015:

Capital increase	-	24	-	-	-	-	-	-	14	38

Dividends distributed	-	-	(291)	-	-	-	-	-	(3)	(294)

Increase/(decrease) in the Reserve for share-based payments	-	15	-	-	-	-	-	-	-	15

Total comprehensive income for the period	-	-	98	144	(574)	-	(10)	(43)	(5)	(390)

Other changes	-	-	(2)	-	-	-	-	-	(4)	(6)

AT SEPTEMBER 30, 2015	25	3,209	5,345	47	(1,092)	-	(529)	(110)	45	6,940

Interim Condensed Consolidated Financial Statements at September 30, 2015	30

NOTES

CORPORATE INFORMATION

CNH Industrial N.V. (or the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the merger, completed on September 29, 2013, between Fiat Industrial S.p.A. and its majority owned subsidiary CNH Global N.V. (the “Merger”).

CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its corporate office in London, United Kingdom. The Group is involved in the manufacture and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems and axles.

The Interim Condensed Consolidated Financial Statements are presented in U.S. dollars. The functional currency of the parent company CNH Industrial N.V. is the euro.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

This Interim Report was authorized for issuance on November 5, 2015 and has been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee, formerly the Standing Interpretations Committee (“SIC”) and then the International Financial Reporting Interpretations Committee (“IFRIC”).

In particular, this Interim Report has been prepared in accordance with IAS 34 - Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the CNH Industrial Consolidated Financial Statements at December 31, 2014, included in the Annual Report prepared under IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2014” or the “EU Annual Report”), other than those discussed in the following paragraph “New standards and amendments effective from January 1, 2015”. This Interim Report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the CNH Industrial Consolidated Financial Statements at December 31, 2014.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of this interim condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2014 for a detailed description of the more significant valuation procedures used by CNH Industrial.

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. At the date of this Interim Report, the analysis performed did not indicate the need to recognize any significant impairment losses. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. This Interim Report does not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information reference should be made to the “Risk management” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2014.

Interim Condensed Consolidated Financial Statements at September 30, 2015	31

Format of the financial statements

The Group presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. In this income statement, the Group also presents subtotals for both Trading Profit and Operating Profit. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either on a year-on-year basis or with other businesses. In detail, Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

■

Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value;

■

Restructuring costs are defined as costs associated with involuntary employee termination benefits pursuant to a one-time benefit arrangement, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve the Group’s future profitability; and

■

Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

CNH Industrial excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, the Group’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtain funds only partially from the market: the remainder are obtained from CNH Industrial N.V. through the Group’s treasury companies (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services companies as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.

The statement of cash flows is presented using the indirect method.

Venezuela currency regulations and re-measurement

The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Group. As of September 30, 2015, there was a three-tiered exchange rate mechanism in Venezuela for exchanging bolivars into U.S. dollars: (1) the government-operated National Center of Foreign Commerce (CENCOEX), which has a fixed exchange rate of 6.3 bolivars per U.S. dollar mainly intended for the import of essential goods and services by designated industry sectors; (2) the auction-based Supplementary Foreign Currency Administration System (SICAD), which is intended for certain transactions, including foreign investments with a rate of 13.5 Bs.F. per U.S. dollar; and (3) an open market Marginal Foreign Exchange System (SIMADI), established in February 2015, which is available to companies and individuals to exchange foreign currency based on supply and demand, with a rate of 199.42 Bs.F. per U.S. dollar.

Based on changes to the way Venezuela’s exchange rate mechanism operated, in 2014 CNH Industrial changed the Bs.F. rate used to re-measure its Venezuelan subsidiary’s financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial began using the exchange rate determined by U.S. dollar auctions conducted under the SICAD I. As a result, in the first quarter of 2014, CNH Industrial recorded a pre- and after-tax re-measurement charge of $64 million.

Interim Condensed Consolidated Financial Statements at September 30, 2015	32

Until June 30, 2015, CNH Industrial considered the SICAD rate the appropriate rate to use to convert the net monetary assets denominated in bolivars of its Venezuelan subsidiary. The SICAD exchange rate used at June 30, 2015 was 12.8 Bs.F. to the U.S. dollar, the latest rate at which, at the beginning of July 2015, bolivars were exchanged for U.S. dollars in a SICAD auction to which the Venezuelan subsidiary was admitted.

During the third quarter of 2015, due to the progressively deteriorating economic conditions in Venezuela, and the limited availability of U.S. dollars, CNH Industrial determined that the SIMADI exchange rate is the most appropriate rate to use as of September 30, 2015. As a result, CNH Industrial has adopted the SIMADI exchange rate in the third quarter to re-measure the net monetary assets denominated in bolivars and to convert revenues and expenses of its Venezuelan subsidiary adopting the SIMADI rate of Bs.F 199.42 per U.S. dollar. CNH Industrial now considers the SIMADI rate more reflective of the current economic environment in Venezuela and future transactions at the SICAD rate appear highly unlikely. As a result, CNH Industrial recorded in “Financial income/(expenses)” in the consolidated income statement, for the third quarter and the first nine months of 2015, a pre- and after-tax charge of $150 million primarily related to this re-measurement. In this context, CNH Industrial assessed the non-monetary assets of its Venezuelan operations for impairment, which resulted in no additional charges. Following the adoption of the SIMADI rate and related re-measurement, CNH Industrial’s results of operations in Venezuela in the third quarter of 2015 generated less than 1% of both CNH Industrial’s net revenues and trading profit.

As of September 30, 2015, CNH Industrial continues to control and therefore consolidate its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $100 million using the current exchange rate of 199.42 Bs.F. per U.S. dollar.

New standards and amendments effective from January 1, 2015

The following new standards and amendments that are applicable from January 1, 2015 were adopted by the Group for the purpose of the preparation of the Interim Condensed Consolidated Financial Statements:

■

On November 21, 2013, the IASB issued narrow scope amendments to IAS 19 – Employee Benefits, entitled Defined Benefit Plans: Employee Contributions (Amendments to IAS 19). The amendment applies to contributions from employees or third parties to defined benefit plans, in order to simplify the accounting for contributions that are independent of the number of years of employee service (for example, employee contributions that are calculated according to a fixed percentage of salary). The amendment is effective, retrospectively, from July 1, 2014, with earlier application permitted. The application of this amendment did not have any significant effect on this Interim Report.

■

On December 12, 2013, the IASB issued the Annual Improvements to IFRSs 2010–2012 Cycle and the Annual Improvements to IFRSs 2011– 2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share Based Payment, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 – Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 – Related Party Disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements (as defined in IFRS 11 – Joint Arrangements) and clarifications about the application of certain exceptions in IFRS 13 – Fair Value Measurement. These amendments are effective for annual periods beginning on or after July 1, 2014, with early application permitted. The application of these amendments did not have any significant effect on this Interim Report.

On September 11, 2015, the IASB issued an amendment to the revenue Standard IFRS 15 – Revenue from Contracts with Customers, formalizing the deferral of the effective date by one year to January 1, 2018. This amendment will follow the same endorsement process as IFRS 15; at the date of this Interim Report this endorsement process has not yet been completed by the European Union.

Other than the above mentioned amendment to IFRS 15, at the date of this Interim Report the IASB had not issued any other new standard, amendment or interpretation.

Reference should be made to the paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2014, for a detailed description of new standards not yet effective as of September 30, 2015.

Interim Condensed Consolidated Financial Statements at September 30, 2015	33

SCOPE OF CONSOLIDATION

There have been no significant changes in the scope of consolidation during the first nine months of 2015.

OTHER INFORMATION

Other sections of this Interim Report provide information on important events occurred since the end of the period and business outlook.

Interim Condensed Consolidated Financial Statements at September 30, 2015	34

COMPOSITION AND PRINCIPAL CHANGES

1.	Net revenues

An analysis of Net revenues (net of intra-Group transactions) by operating segment is as follows:

($ million)	3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

Industrial Activities:

Agricultural Equipment	2,429	3,659	8,040	11,801

Construction Equipment	590	841	1,932	2,546

Commercial Vehicles	2,226	2,551	6,825	7,627

Powertrain	356	397	1,183	1,355

Total Industrial Activities	5,601	7,448	17,980	23,329

Financial Services	367	369	1,115	1,140

Total Net revenues	5,968	7,817	19,095	24,469

2.	Cost of sales

Cost of sales comprises the following:

($ million)	3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

Interest cost and other financial charges from Financial Services	160	222	503	600

Other costs of sales	4,763	6,100	15,237	19,160

Total Cost of sales	4,923	6,322	15,740	19,760

3.	Selling, general and administrative costs

Selling costs amount to $242 million and $760 million in the third quarter of 2015 and in the first nine months of 2015, respectively ($308 million and $970 million in the third quarter of 2014 and in the first nine months of 2014, respectively) and mainly include marketing, advertising and sales personnel costs.

General and administrative costs were $295 million and $906 million in the third quarter of 2015 and in the first nine months of 2015, respectively ($364 million and $1,140 million in the third quarter of 2014 and in the first nine months of 2014, respectively) and mainly include expenses for administration which are not attributable to sales, production and research and development functions.

4.	Research and development costs

In the third quarter of 2015, research and development costs of $223 million ($217 million in the third quarter of 2014) include all the research and development costs not recognized as assets amounting to $112 million ($109 million in the third quarter of 2014), and the amortization of capitalized development costs of $111 million ($108 million in the third quarter of 2014). During the period CNH Industrial incurred new expenditure for capitalized development costs of $104 million ($147 million in the third quarter of 2014).

In the first nine months of 2015, research and development costs of $638 million ($645 million in the first nine months of 2014) include all the research and development costs not recognized as assets amounting to $311 million ($341 million in the first nine months of 2014), and the amortization of capitalized development costs of $327 million ($304 million in first nine months of 2014). During the period CNH Industrial incurred new expenditure for capitalized development costs of $329 million ($485 million in the first nine months of 2014).

Interim Condensed Consolidated Financial Statements at September 30, 2015	35

5.	Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services.

6.	Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amount to zero in the third quarter of 2015 and in the first nine months of 2015 (zero in the corresponding periods of 2014).

7.	Restructuring costs

Restructuring costs for the third quarter of 2015 amounted to $16 million, mainly related to Agricultural Equipment and Commercial Vehicles as part of the Efficiency Program launched in 2014. In the third quarter of 2014, the net balance of this item amounted to expenses of $51 million, mainly related to Agricultural Equipment for the closure of a 60% owned joint venture in China, and Commercial Vehicles due to actions to reduce selling, general and administrative expenses and business support costs as a result of the transition to CNH Industrial’s regional structure.

In the first nine months of 2015, the net balance of this item amounts to expenses of $48 million (expenses of $116 million in the first nine months of 2014, related to Commercial Vehicles, Construction Equipment and Agricultural Equipment).

8.	Other unusual income/(expenses)

In the third quarter of 2015 this item amounts to a net expense of $30 million (net expense of $14 million in the third quarter of 2014).

In the first nine months of 2015 this item amounted to a net expense of $41 million (net expense of $24 million in the first nine months of 2015).

Interim Condensed Consolidated Financial Statements at September 30, 2015	36

9.	Financial income/(expenses)

In addition to the items forming part of the specific lines of the income statement, the following analysis of Net financial income/(expenses) in the third quarter and in the first nine months of 2015 also takes into account the Interest income from customers and other financial income of Financial Services included in Net revenues for $205 million and $672 million in the third quarter of 2015 and in the first nine months of 2015, respectively ($257 million and $766 million in the third quarter of 2014 and in the first nine months of 2014, respectively) and the costs incurred by Financial Services included in Interest expense and other financial charges from Financial Services included in Cost of sales for $160 million and $503 million in the third quarter of 2015 and in the first nine months of 2015, respectively ($222 million and $600 million in the third quarter of 2014 and in the first nine months of 2014, respectively). A reconciliation to the income statement is provided under the following table.

($ million)	3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

Financial income:

Interest earned and other financial income	8	16	68	48

Interest income from customers and other financial income of Financial Services	205	257	672	766

Total financial income	213	273	740	814

of which:

Financial income, excluding Financial Services (a)	8	16	68	48

Interest and other financial expenses:

Interest cost and other financial expenses	268	319	818	944

Write-downs of financial assets	26	59	86	120

Interest costs on employee benefits	18	20	52	61

Total interest and other financial expenses	312	398	956	1,125

Net (income)/expenses from derivative financial instruments and exchange differences	152	31	223	108

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	464	429	1,179	1,233

of which:

Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	304	207	676	633

Net financial income/(expenses) excluding Financial Services (a) - (b)	(296)	(191)	(608)	(585)

Net financial expenses for the third quarter and the first nine months of 2015, excluding those of Financial Services, amounted to $296 million and $608 million, respectively ($191 million and $585 million in the third quarter and in the first nine months of 2014, respectively).

Net financial expenses included an unusual pre- and after-tax charge of $150 million in the third quarter and in the first nine months of 2015 (an unusual pre- and after-tax charge of $64 million in the first nine months of 2014 that was incurred in the first quarter of 2014), primarily due to the re-measurement of the net monetary assets of the Venezuelan subsidiary denominated in bolivars.

10.	Result from investments

The item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method for an amount equal to an income of $12 million and $40 million in the third quarter of 2015 and in the first nine months of 2015, respectively (income of $12 million and $68 million in the third quarter of 2014 and in the first nine months of 2014, respectively).

The Result from investments in the third quarter of 2015 is a gain amounting to $12 million (a gain of $12 million in the third quarter of 2014) and mainly consists of: entities of Agricultural Equipment totaling $17 million ($13 million in the third quarter of 2014), entities of Commercial Vehicles totaling $-10 million ($-7 million in the third quarter of 2014), and entities of Financial Services totaling $5 million ($6 million in the third quarter of 2014).

The Result from investments in the first nine months of 2015 is a gain amounting to $38 million (a gain of $68 million in the first nine months of 2014) and mainly consists of: entities of Agricultural Equipment totaling $39 million ($48 million in the first nine months of 2014), entities of Commercial Vehicles totaling $-16 million ($6 million in the first nine months of 2014), and entities of Financial Services totaling $15 million ($14 million in the first nine months of 2014).

Interim Condensed Consolidated Financial Statements at September 30, 2015	37

11.	Income taxes

Income taxes recognized in the consolidated income statement consist of the following:

($ million)	3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

Current taxes	38	220	205	614

Deferred taxes	12	(123)	28	(144)

Taxes relating to prior periods	(1)	(5)	4	(29)

Total Income taxes	49	92	237	441

The effective tax rate for the third quarter and the first nine months of 2015 was (77.8)% and 71.4%, respectively, compared to 28.2% and 36.0% for the third quarter and the first nine months of 2014. The effective tax rate was impacted by the unusual pre-tax charges relating to the re-measurement of the Venezuelan operations of $150 million in the third quarter of 2015 and $64 million in the first quarter of 2014, for which no corresponding tax benefits have been booked. Additionally, the effective tax rate for both years has been negatively impacted by the inability to record deferred tax assets on losses in certain jurisdictions.

CNH Industrial recognizes in its consolidated statement of financial position within Deferred tax asset, the amount of Deferred tax assets less the Deferred tax liabilities of the individual consolidated companies, where these may be offset. Amounts recognized are as follows:

($ million)	At September 30, 2015	At December 31, 2014

Deferred tax assets	1,419	1,655

Deferred tax liabilities	(372)	(399)

Total	1,047	1,256

12.	Earnings per share

The basic earnings/(loss) per common share for the third quarter of 2015 and the first nine months of 2015, and for the corresponding periods of 2014, are determined by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material. For more detailed information on the composition of share capital, refer to Note 22 “Equity”.

Interim Condensed Consolidated Financial Statements at September 30, 2015	38

The following table sets out the Profit/(loss) for the period attributable to the owners of the parent and the weighted average number of common shares outstanding used to calculate basic earnings/(loss) per common share for the third quarter of 2015 and the first nine months of 2015, and for the corresponding periods of 2014:

		3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

Profit/(loss) for the period attributable to the owners of the parent	$ million	(108)	245	98	789

Weighted average number of common shares outstanding during the period – basic	thousand	1,361,503	1,354,407	1,360,495	1,353,670

Basic earnings/(loss) per common share	$	(0.08)	0.18	0.07	0.58

The diluted earnings/(loss) per common share for the first nine months of 2015, for the third quarter of 2014 and for the first nine months of 2014 have been determined by increasing the weighted average number of common shares outstanding to take into consideration the dilutive share equivalents outstanding during each period, deriving from the CNH Industrial share-based payments awards.

For the third quarter of 2015, as a result of the loss attributable to owners of the parent, the theoretical effect that would arise if the share based payment plans were exercised was not taken into consideration in the calculation of diluted earnings/(loss) per share as this would have had an anti-dilutive effect.

The following tables sets out for the third quarter and the first nine months of 2015 and for the corresponding periods of 2014 the Profit/(loss) for the period attributable to the owners of the parent and the weighted average number of common shares outstanding during the period used in the calculation of diluted earnings/(loss) per share:

		3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

Profit/(loss) for the period attributable to the owners of the parent	$ million	(108)	245	98	789

Weighted average number of common shares outstanding during the period – diluted (a)	thousand	1,361,503	1,359,626	1,363,015	1,359,366

Diluted earnings/(loss) per common share	$	(0.08)	0.18	0.07	0.58

(a)

0.8 million and 0.5 million of Restricted Share Units for the third quarter of 2015 and the first nine months of 2015, respectively (6.4 million and 6.0 million for the third quarter of 2014 and the first nine months of 2014, respectively) were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

13.	Intangible assets

($ million)	Net of amortization at December 31, 2014	Additions	Amortization	Foreign exchange effects and other changes	Net of amortization at September 30, 2015

Goodwill	2,494	-	-	(31)	2,463

Development costs	2,819	329	(327)	(207)	2,614

Other	718	42	(75)	(15)	670

Total Intangible assets	6,031	371	(402)	(253)	5,747

Goodwill consists of net goodwill mainly resulting from the purchase of the Case group. Total Goodwill is allocated to each segment as follows: Agricultural Equipment for $1,691 million, Construction Equipment for $581 million, Commercial Vehicles for $58 million, Powertrain for $5 million and Financial Services for $128 million.

14.	Property, plant and equipment

($ million)	Net of depreciation at December 31, 2014	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at September 30, 2015

Property, plant and equipment	4,780	333	(439)	(384)	19	4,309

Assets sold with a buy-back commitment	1,953	594	(168)	(143)	(206)	2,030

Total Property plant and equipment	6,733	927	(607)	(527)	(187)	6,339

Interim Condensed Consolidated Financial Statements at September 30, 2015	39

15.	Investments and other financial assets

($ million)	At September 30, 2015	At December 31, 2014

Investments	585	645

Non-current financial receivables	35	44

Other securities	1	1

Total Investments and other financial assets	621	690

Changes in Investments are as follows:

($ million)	At December 31, 2014	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Other changes	At September 30, 2015

Investments	645	38	5	(103)	585

At September 30, 2015 the item Investments totals $585 million ($645 million at December 31, 2014) and includes, among others, the following investments: Naveco (Nanjing Iveco Motor Co.) Ltd. $220 million ($215 million at December 31, 2014), Turk Traktor ve Ziraat Makineleri A.S. $80 million ($107 million at December 31, 2014) and CNH Industrial Capital Europe S.a.S. $111 million ($110 million at December 31, 2014).

Other changes consist of a net decrease of $103 million, mainly due to dividends of $61 million distributed by companies accounted for using the equity method and to unfavorable foreign exchange translation impact of $43 million.

Revaluations and write-downs consist of adjustments for the result of the period to the carrying value of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

16.	Leased assets

($ million)	Net of depreciation at December 31, 2014	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at September 30, 2015

Leased assets	1,518	721	(157)	(40)	(298)	1,744

17.	Inventories

($ million)	At September 30, 2015	At December 31, 2014

Raw materials, supplies and finished goods	6,975	7,107

Gross amount due from customers for contract works	-	33

Total Inventories	6,975	7,140

Inventories at September 30, 2015 include assets which are no longer subject to operating lease arrangements or buy-back commitments and are held for sale for a total amount of $300 million ($283 million at December 31, 2014). Excluding these amounts, Inventories decreased by $182 million during the first nine months of 2015. Excluding exchange rate differences, total Inventories increased $601 million in the first nine months of 2015.

Interim Condensed Consolidated Financial Statements at September 30, 2015	40

18.	Current receivables and Other current assets

($ million)	At September 30, 2015	At December 31, 2014

Trade receivables	818	1,054

Receivables from financing activities	18,867	21,472

Current tax receivables	414	324

Other current assets:

Other current receivables	1,001	1,264

Accrued income and prepaid expenses	143	170

Total Other current assets	1,144	1,434

Total Current receivables and Other current assets	21,243	24,284

Other current receivables include amounts due from the tax authorities, security deposits and miscellaneous receivables.

Receivables from financing activities include the following:

($ million)	At September 30, 2015	At December 31, 2014

Retail financing	9,977	11,023

Dealer financing	8,179	9,400

Finance leases	628	955

Other	83	94

Total Receivables from financing activities	18,867	21,472

Receivables from financing activities decreased by $2,605 million during the first nine months of 2015. Excluding a translation foreign exchange negative impact of $1,625 million mainly arising from trends in U.S. dollar/Brazilian real, U.S. dollar/ Pound sterling, U.S. dollar/Swiss franc and U.S. dollar/Canadian dollar rates, this item decreased by $980 million, mainly as the result of reductions in the LATAM portfolio (retail and wholesale), the NAFTA wholesale portfolio and the APAC wholesale portfolio.

Sales of receivables

CNH Industrial has discounted receivables and bills without recourse having due dates beyond September 30, 2015 amounting to $505 million ($654 million at December 31, 2014, with due dates beyond that date), which refer to trade receivables and other receivables for $455 million ($585 million at December 31, 2014) and receivables from financing activities for $50 million ($69 million at December 31, 2014).

19.	Other financial assets and Other financial liabilities

These items include, respectively, the positive and negative measurement at fair value of derivative financial instruments at September 30, 2015.

In particular, the overall change in Other financial assets (from $205 million at December 31, 2014 to $334 million at September 30, 2015), and in Other financial liabilities (from $235 million at December 31, 2014 to $87 million at September 30, 2015), is mainly due to the changes in exchange rates and interest rates over the period.

As this item principally consists of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

20.	Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At September 30, 2015, this item includes $782 million ($978 million at December 31, 2014) of restricted cash whose use is primarily limited to the repayment of the debt relating to securitizations classified as Asset-backed financing.

Interim Condensed Consolidated Financial Statements at September 30, 2015	41

21.	Assets held for sale

Assets held for sale at September 30, 2015 and at December 31, 2014 consist of buildings and factories mainly attributable to Financial Services and Agricultural Equipment.

22.	Equity

Total Equity at September 30, 2015 decreased by $637 million over December 31, 2014, mainly due to the negative effect of a dividend distribution of $294 million and negative exchange differences of $619 million partially offset by the profit of $95 million for the period and by an increase of $144 million in the cash flow hedge reserve.

Share capital

Share capital, fully paid-in, amounts to €18 million (equivalent to $25 million) at September 30, 2015 and consists of 1,361,323,524 common shares and 474,474,276 special voting shares, of which 61,195,070 were acquired by CNH Industrial N.V. (“the Company”) following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register, all with a par value of €0.01 each.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any economic rights additional to the ones pertaining to the common shares. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve.

For more complete information on the share capital of CNH Industrial N.V., reference should be made to Note 24 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2014.

Treasury shares

At the Annual General Meeting (the “AGM”) held on April 15, 2015, shareholders granted the Board of Directors (the “Board”) the authority to repurchase up to a maximum of 10% of the Company’s common shares outstanding at the same date. The authorization is an instrument available to the Board of Directors, but places no obligation on the Company to repurchase its own shares. Under the authorization, which is valid for a period of 18 months from the date of the AGM and therefore up to and including October 14, 2016, the Board may repurchase the Company’s common shares in accordance with applicable regulations at a price not to exceed 10% of the market price reported on the stock exchange through which the repurchase(s) are made - New York Stock Exchange (NYSE) and/or Mercato Telematico Azionario (MTA).

At September 30, 2015, CNH Industrial N.V. does not own directly or indirectly treasury common shares since that instrument was not exercised by the Board. As above discussed with reference to Share capital, at September 30, 2015 the Company only owned 61,195,070 special voting shares acquired following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register.

Capital reserves

At September 30, 2015 capital reserves amounting to $3,209 million ($3,170 million at December 31, 2014) mainly include the effects of the Merger.

Earnings reserves

Earnings reserves, amounting to $5,345 million at September 30, 2015 ($5,540 million at December 31, 2014) mainly consist of retained earnings and profits attributable to the owners of the parent.

On March 2, 2015, the Board of Directors of CNH Industrial N.V. recommended to the Company’s Shareholders a dividend of €0.20 per common share. The proposal was approved by the Company’s Shareholders at the AGM held on April 15, 2015. The cash dividend was declared in euro and has been paid on April 29, 2015 for a total amount of $291 million (€272 million). Shareholders who at the record date (April 21, 2015) held common shares traded on the New York Stock Exchange received the dividend in U.S. dollars in the amount of $0.2142 per common share on the official USD/EUR exchange rate reported by the European Central Bank on April 16, 2015.

Interim Condensed Consolidated Financial Statements at September 30, 2015	42

Other comprehensive income

The amount of Other comprehensive income can be analyzed as follows:

($ million)	3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

Other comprehensive income that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	38	-	(21)	-

Total Other comprehensive income that will not be reclassified subsequently to profit or loss (A)	38	-	(21)	-

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	108	(117)	(20)	(243)

(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	41	20	211	(25)

Gains/(losses) on cash flow hedging instruments	149	(97)	191	(268)

Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	-	-	-	-

(Gains)/losses on the remeasurement of available-for-sale financial assets reclassified to profit or loss	-	-	-	-

Gains/(losses) on the remeasurement of available-for-sale financial assets	-	-	-	-

Exchange gains/(losses) on translating foreign operations arising during the period	(464)	(151)	(576)	41

Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	-	-	-	-

Exchange gains/(losses) on translating foreign operations	(464)	(151)	(576)	41

Share of Other comprehensive income of entities accounted for using the equity method arising during the period	(18)	(27)	(43)	(29)

Reclassification adjustment for the share of Other comprehensive income of entities accounted for using the equity method	-	-	-	-

Share of Other comprehensive income of entities accounted for using the equity method	(18)	(27)	(43)	(29)

Total Other comprehensive income that may be reclassified subsequently to profit or loss (B)	(333)	(275)	(428)	(256)

Tax effect of the other components of Other comprehensive income (C)	(22)	25	(36)	74

Total Other comprehensive income, net of tax (A) + (B) + (C)	(317)	(250)	(485)	(182)

Interim Condensed Consolidated Financial Statements at September 30, 2015	43

The income tax effect relating to Other comprehensive income can be analyzed as follows:

	3rd Quarter 2015			3rd Quarter 2014			1/1 – 9/30 2015			1/1 – 9/30 2014

($ million)	Before tax amount	Tax (expense) benefit	Net-of- tax amount	Before tax amount	Tax (expense) benefit	Net-of- tax amount	Before tax amount	Tax (expense) benefit	Net-of- tax amount	Before tax amount	Tax (expense) benefit	Net-of- tax amount

Other comprehensive income that will not be reclassified subsequently to profit or loss:

Gains/(losses) on the remeasurement of defined benefit plans	38	11	49	-	-	-	(21)	11	(10)	-	-	-

Total Other comprehensive income that will not be reclassified subsequently to profit or loss	38	11	49	-	-	-	(21)	11	(10)	-	-	-

Other comprehensive income that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments	149	(33)	116	(97)	25	(72)	191	(47)	144	(268)	74	(194)

Gains/(Losses) on the remeasurement of available-for-sale financial assets	-	-	-	-	-	-	-	-	-	-	-	-

Exchange gains/(losses) on translating foreign operations	(464)	-	(464)	(151)	-	(151)	(576)	-	(576)	41	-	41

Share of Other comprehensive income of entities accounted for using the equity method	(18)	-	(18)	(27)	-	(27)	(43)	-	(43)	(29)	-	(29)

Total Other comprehensive income that may be reclassified subsequently to profit or loss	(333)	(33)	(366)	(275)	25	(250)	(428)	(47)	(475)	(256)	74	(182)

Total Other comprehensive income	(295)	(22)	(317)	(275)	25	(250)	(449)	(36)	(485)	(256)	74	(182)

Share-based compensation

In the first nine months of 2015, CNH Industrial issued to selected employees approximately 1.5 million Restricted Share Units (RSUs), with a weighted average fair value of $8.10 per share, and 0.9 million Performance Share Units (PSUs), with a weighted average fair value of $6.33 per share, under the CNH Industrial N.V. Equity Incentive Plan approved by the AGM held on April 16, 2014.

CNH Industrial recognized total share-based compensation expense of $13 million and $20 million for the third quarter of 2015 and 2014, respectively, and $36 million and $31 million for the first nine months of 2015 and 2014, respectively.

23.	Provisions

($ million)	At September 30, 2015		At December 31, 2014

Employee benefits		2,708		2,831

Other provisions:

Warranty and technical assistance provision	903		1,020

Restructuring provision	48		107

Investment provision	6		6

Other risks	2,174		2,422

Total Other provisions		3,131		3,555

Total Provisions		5,839		6,386

Total Provisions decreased $547 million in the first nine months of 2015, of which $394 million is attributable to exchange rate differences.

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits as well as other provisions for employees and provisions for other long-term employee benefits.

Provisions for Other risks amount to $2,174 million at September 30, 2015 ($2,422 million at December 31, 2014) and mainly include provisions for contractual and commercial risks and disputes.

Interim Condensed Consolidated Financial Statements at September 30, 2015	44

24.	Debt

($ million)	At September 30, 2015		At December 31, 2014

Asset-backed financing		12,498		13,587

Other debt:

Bonds	8,595		9,519

Borrowings from banks	4,446		5,547

Payables represented by securities	446		701

Other	217		347

Total Other debt		13,704		16,114

Total Debt		26,202		29,701

Debt decreased $3,499 million during the first nine months of 2015, mainly reflecting a decrease of $2,393 million due to currency translation impact, $1,126 million in repayments of bonds, a decrease in asset-backed financing of $518 million and a net decrease of $61 million in other debt partially offset by a new bond emission of $600 million.

In June 2015, CNH Industrial Capital LLC issued a $600 million bond maturing in 2018 and bearing fixed interest at a rate of 3.875% payable semi-annually.

The major bond issues outstanding at September 30, 2015 are the following:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)

Global Medium Term Notes:

CNH Industrial Finance Europe S.A. (1)	EUR	1,200	6.25%	March 9, 2018	1,345

CNH Industrial Finance Europe S.A. (1)	EUR	1,000	2.75%	March 18, 2019	1,120

CNH Industrial Finance Europe S.A. (1)	EUR	700	2.875%	September 27, 2021	784

Total Global Medium Term Notes					3,249

Other bonds:

CNH Industrial Capital LLC	USD	750	3.875%	November 1, 2015	750

CNH Industrial America LLC	USD	254	7.25%	January 15, 2016	254

CNH Industrial Capital LLC	USD	500	6.25%	November 1, 2016	500

CNH Industrial Capital LLC	USD	500	3.25%	February 1, 2017	500

Case New Holland Industrial Inc.	USD	1,500	7.875%	December 1, 2017	1,500

CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600

CNH Industrial Capital LLC	USD	600	3.875%	July 16, 2018	600

CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500

Total Other bonds					5,204

Hedging effect and amortized cost valuation					142

Total Bonds					8,595

(1)   Bond listed on the Irish Stock Exchange.

Further information about bonds is included in Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2014.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge, pari passu and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the bonds guaranteed by CNH Industrial N.V. under the Global Medium Term Note Programme, contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. associated with a downgrading by a ratings agency.

The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds, also for purposes of their cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Available committed credit lines expiring after twelve months amount to approximately $2.9 billion at September 30, 2015 ($2.7 billion at December 31, 2014).

Interim Condensed Consolidated Financial Statements at September 30, 2015	45

Finally, Debt secured with mortgages and other liens on assets of the Group amounts to $145 million at September 30, 2015 ($150 million at December 31, 2014); this amount includes balances of $62 million ($64 million at December 31, 2014) due to creditors for assets acquired under finance leases.

25.	Trade payables

Trade payables of $5,407 million at September 30, 2015 decreased by $575 million from the amount at December 31, 2014.

26.	Other current liabilities

At September 30, 2015, Other current liabilities mainly include $2,085 million of amounts payable to customers relating to buy-back agreements ($1,962 million at December 31, 2014) and accrued expenses and deferred income of $473 million ($570 million at December 31, 2014).

27.	Guarantees granted, commitments and contingent liabilities

Guarantees granted

At September 30, 2015 the Group has provided guarantees on the debt or commitments of third parties or unconsolidated subsidiaries, joint ventures and associates totaling $284 million ($383 million at December 31, 2014). These guarantees mainly consist of obligations of certain CNH Industrial’s companies undertaken in the interest of certain dealers in relation to bank financings, as well as performance guarantees in the interest of a joint venture of Commercial Vehicles.

Contingent liabilities

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability, product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters, disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters.

The outcome of any current or future proceedings, claims or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Group to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial financial position and results.

When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Consolidated Financial Statements.

CNH Industrial N.V. is successor to Fiat Industrial S.p.A. – a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial S.p.A. (the “Demerger”). As such, CNH Industrial N.V. continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial N.V. may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At September 30, 2015, the outstanding Liabilities amount to approximately $1.4 billion (of which approximately $1.1 billion consists of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of trucks and commercial vehicles in the European Union in relation to alleged anti-competitive behavior.

On November 20, 2014, Iveco received a Statement of Objections from the European Commission alleging that Iveco and other companies in the heavy and medium truck industry had breached EU antitrust rules. The Commission indicated that it would seek to impose significant fines on the manufacturers. The Statement of Objections is a formal step in the Commission’s investigative process and details the Commission’s preliminary view of the conduct of the companies involved.

Interim Condensed Consolidated Financial Statements at September 30, 2015	46

The Statement of Objections is not a final decision and, as such, it does not prejudice the final outcome of the proceedings. Under the applicable procedural rules, the Commission will review the manufacturers’ responses before issuing a decision and any decision would be subject to further appeals.

Iveco is evaluating the Statement of Objections and the documents on the Commission’s case file, and intends to issue its response to the Commission in due course and to avail itself of any opportunity allowed by the procedure to clarify its position in this matter. Given the numerous uncertainties in the next stages of the investigation, CNH Industrial is unable to predict the outcome or to estimate the potential fine at this time.

For further information concerning CNH Industrial’s contingent liabilities, refer to the “Contingent liabilities” section of Note 30 to the CNH Industrial Consolidated Financial Statements at December 31, 2014.

28.	Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

CNH Industrial has the following five operating segments:

■

Agricultural Equipment, which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Subsequent to the acquisition of Miller-St. Nazianz, Inc. (“Miller”) in November 2014, certain products are also sold under the Miller brand, primarily in North America;

■

Construction Equipment, which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands;

■

Commercial Vehicles, which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus and Heuliez Bus brands, quarry and mining equipment through the Iveco Astra brand, firefighting vehicles through the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand;

■

Powertrain, which designs, manufactures and offers a range of propulsion, transmission systems and axles for on and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand; and

■

Financial Services, which offers a range of financial services to CNH Industrial’s dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial’s dealers. In addition, Financial Services provides wholesale financing to CNH Industrial’s dealers, which primarily consists of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as Corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

Historically and through 2014, the CODM assessed the performance of the operating segments mainly on the basis of Trading profit/(loss), earned by those segments, prepared in accordance with IFRS. Due to the CNH Industrial’s transition to reporting under U.S. GAAP during 2014, the CODM began reviewing the performance of the operating segments using also the Operating profit prepared in accordance with U.S. GAAP, a non-GAAP measure. Starting from 2015, the CODM reviews the performance of and allocates resources to the operating segments using only key measures prepared in accordance with U.S. GAAP, as described in the following. Operating profit of Industrial Activities under U.S. GAAP is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services under U.S. GAAP is defined as revenues, less selling, general and administrative expenses, interest expense and certain other operating expenses. In addition, with reference to Financial

Interim Condensed Consolidated Financial Statements at September 30, 2015	47

Services, the CODM assesses the performance of the segment on the basis of the Net income prepared in accordance with U.S. GAAP. Segment information for the comparative period has been recast to conform to the current year’s presentation.

Operating profit under U.S. GAAP by reportable segment for the third quarter and the first nine months of 2015 and the corresponding periods of 2014 is summarized as follows:

($ million)	3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

Agricultural Equipment	137	433	604	1,529

Construction Equipment	37	39	72	70

Commercial Vehicles	60	20	128	(71)

Powertrain	35	59	124	157

Eliminations and other	(24)	(29)	(59)	(73)

Total Industrial Activities	245	522	869	1,612

Financial Services	128	121	397	407

Eliminations and other	(85)	(81)	(227)	(255)

Total Operating profit under U.S. GAAP	288	562	1,039	1,764

A reconciliation from consolidated Operating profit under U.S. GAAP to Profit/(loss) before taxes under IFRS for the third quarter and the first nine months of 2015 and the corresponding periods of 2014 is provided below:

($ million)	3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

Operating profit under U.S. GAAP	288	562	1,039	1,764

Adjustments/reclassifications to convert from Operating profit under U.S. GAAP to Profit/(loss) before taxes under IFRS:

Gains/(losses) on the disposal of investments under IFRS	-	-	-	-

Other unusual income/(expenses) under IFRS	(30)	(14)	(41)	(24)

Financial income/(expenses) under IFRS	(296)	(191)	(608)	(585)

Result from investments under IFRS	12	12	38	68

Development costs, net	(7)	39	2	181

Restructuring provisions	(16)	(51)	(48)	(116)

Other adjustments	(14)	(31)	(50)	(64)

Total adjustments/reclassifications	(351)	(236)	(707)	(540)

Profit/(loss) before taxes under IFRS	(63)	326	332	1,224

Net income prepared under U.S. GAAP for Financial Services for the third quarter and the first nine months of 2015 and the corresponding periods of 2014 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under IFRS for the same periods:

($ million)	3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

Net income of Financial Services under U.S. GAAP (A)	94	75	277	266

Net Income/(loss) of Industrial Activities under U.S. GAAP (B)	(128)	162	17	621

Eliminations and other (C)	(94)	(75)	(277)	(266)

CNH Industrial’s consolidated Net income/(loss) under U.S. GAAP (D) = (A) + (B) + (C)	(128)	162	17	621

Adjustments to conform with IFRS (E)(*)	16	72	78	162

Income taxes under IFRS (F)	49	92	237	441

Profit/(loss) before taxes under IFRS (G) = (D) + (E) + (F)	(63)	326	332	1,224

(*)    Details about this item are provided in Note 32 “IFRS to U.S. GAAP reconciliation”.

Interim Condensed Consolidated Financial Statements at September 30, 2015	48

A summary of additional reportable segment information under U.S. GAAP, together with a reconciliation to the corresponding IFRS consolidated item for the third quarter and the first nine months of 2015, and for the corresponding periods of 2014, is provided in the following table.

Revenues

($ million)	3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

Agricultural Equipment	2,431	3,659	8,043	11,801

Construction Equipment	591	841	1,933	2,546

Commercial Vehicles	2,189	2,522	6,696	7,534

Powertrain	800	1,025	2,648	3,476

Eliminations and other	(462)	(644)	(1,512)	(2,177)

Total Industrial Activities	5,549	7,403	17,808	23,180

Financial Services	390	455	1,226	1,363

Eliminations and other	(89)	(119)	(266)	(353)

Total Revenues under U.S. GAAP	5,850	7,739	18,768	24,190

Difference, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	118	78	327	279

Total Revenues under IFRS	5,968	7,817	19,095	24,469

29.	Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

■	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

■	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

■	Level 3 — unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value

The following table provides the fair value hierarchy for financial assets and liabilities that are measured at fair value, on a recurring or non-recurring basis, in the statement of financial position at September 30, 2015 and at December 31, 2014:

		At September 30, 2015				At December 31, 2014

($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Other non-current securities	(15)	1	-	-	1	1	-	-	1

Other financial assets	(19)	-	334	-	334	-	205	-	205

Total Assets		1	334	-	335	1	205	-	206

Other financial liabilities	(19)	-	(87)	-	(87)	-	(235)	-	(235)

Total Liabilities		-	(87)	-	(87)	-	(235)	-	(235)

In the first nine months of 2015 and in 2014 there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 21 to the CNH Industrial Consolidated Financial Statements at December 31, 2014.

Assets and liabilities not measured at fair value

With reference to Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities, their carrying amount approximates their fair value due to the short maturity of these items.

Interim Condensed Consolidated Financial Statements at September 30, 2015	49

The following tables provide the fair value and fair value hierarchy for the most relevant categories of financial assets and liabilities that are not measured at fair value in the Statement of financial position at September 30, 2015 and at December 31, 2014:

		At September 30, 2015

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value

Retail financing	(18)	-	-	9,786	9,786	9,977

Dealer financing	(18)	-	-	8,177	8,177	8,179

Finance leases	(18)	-	-	633	633	628

Other receivables from financing activities	(18)	-	-	83	83	83

Total Receivables from financing activities		-	-	18,679	18,679	18,867

Asset-backed financing	(24)	-	12,514	-	12,514	12,498

Bonds	(24)	3,298	5,257	-	8,555	8,595

Borrowings from banks	(24)	-	4,413	-	4,413	4,446

Payables represented by securities	(24)	-	440	-	440	446

Other debt	(24)	-	217	-	217	217

Total Debt		3,298	22,841	-	26,139	26,202

		At December 31, 2014

($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value

Retail financing	(18)	-	-	10,976	10,976	11,023

Dealer financing	(18)	-	-	9,398	9,398	9,400

Finance leases	(18)	-	-	959	959	955

Other receivables from financing activities	(18)	-	-	94	94	94

Total Receivables from financing activities		-	-	21,427	21,427	21,472

Asset-backed financing	(24)	-	13,586	-	13,586	13,587

Bonds	(24)	5,119	4,789	-	9,908	9,519

Borrowings from banks	(24)	-	5,343	-	5,343	5,547

Payables represented by securities	(24)	-	699	-	699	701

Other debt	(24)	-	347	-	347	347

Total Debt		5,119	24,764	-	29,883	29,701

The fair values of Receivables from financing activities are included in the Level 3 and have been estimated based on discounted cash flows analysis with the most significant inputs being the market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

The fair values of Bonds are included in the Level 2, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. which are included in the Level 1 and have been estimated with reference to quoted prices in active markets.

The fair value of Asset backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and have been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

30.	Related party transactions

In accordance with IAS 24, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Group, CNH Industrial N.V.’s parent company EXOR S.p.A. and the companies that EXOR S.p.A. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”), CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. Finally, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.

Interim Condensed Consolidated Financial Statements at September 30, 2015	50

As of September 30, 2015, on the basis of the information published on the website of the Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR S.p.A. held 41.35% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2015.

CNH Industrial engages in transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Relations between CNH Industrial N.V. and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties mainly consist of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

Transactions with FCA

The primary terms and conditions pursuant to which FCA’s and CNH Industrial’s various service provider subsidiaries provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries are set forth by the Master Services Agreement (“MSA”) between the two entities. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Companies of the FCA Group provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters. Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, FCA companies. The main effects of such transactions reflected on this Interim Report are as follows:

($ million)	1/1 – 9/30 2015	1/1 – 9/30 2014

Net revenues	570	722

Cost of sales	356	453

Selling, general and administrative costs	123	194

($ million)	At September 30, 2015	At December 31, 2014

Trade receivables	9	27

Trade payables	141	139

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., SAIC Iveco Commercial Vehicle Investment Company Limited and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. The main effects of such transactions reflected on this Interim Report are as follows:

($ million)	1/1 – 9/30 2015	1/1 – 9/30 2014

Net revenues	478	494

Cost of sales	311	425

($ million)	At September 30, 2015	At December 31, 2014

Trade receivables	71	79

Trade payables	127	132

Interim Condensed Consolidated Financial Statements at September 30, 2015	51

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the first nine months of 2015 revenues from associates totaled $35 million ($71 million in the first nine months of 2014) and mainly related to transactions with IVECO-AMT Ltd. At September 30, 2015 receivables arising from the revenues discussed above amounted to $19 million ($76 million at December 31, 2014). Trade payables to associates amounted to $9 million at September 30, 2015 ($10 million at December 31, 2014).

Transactions with unconsolidated subsidiaries

Revenues from transactions with unconsolidated subsidiaries amount to $10 million in the first nine months of 2015 (zero in the first nine months of 2014). Receivables arising from these revenues amount to $10 million at September 30, 2015 (zero at December 31, 2014). At September 30, 2015, trade payables to unconsolidated subsidiaries amount to $1 million ($2 million at December 31, 2014).

Transactions with other related parties

In the first nine months of 2015 and 2014, no such transactions occurred.

Compensation to Directors and Key Management

The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, amount to $19 million in the first nine months of 2015 and to $19 million in the first nine months of 2014. These amounts include the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.

The aggregate expense incurred in the first nine months of 2015 for the compensation of managers with strategic responsibilities of the Group amounts to approximately $17 million ($20 million in the first nine months of 2014). This amount is inclusive of the notional compensation cost for share-based payments.

Commitments and guarantees with related parties

At September 30, 2015 CNH Industrial had issued guarantees on commitments of its joint ventures for an amount of $200 million ($277 million at December 31, 2014), mainly related to IVECO - OTO MELARA Società consortile a responsabilità limitata.

31.	Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	1/1 – 9/30 2015		At December 31, 2014	1/1 – 9/30 2014

	Average	At September 30		Average	At September 30

Euro	0.898	0.893	0.824	0.738	0.795

Pound sterling	0.653	0.659	0.642	0.599	0.618

Swiss franc	0.953	0.974	0.990	0.899	0.959

Polish zloty	3.731	3.789	3.520	3.081	3.320

Brazilian real	3.164	4.000	2.653	2.290	2.449

Canadian dollar	1.260	1.342	1.158	1.094	1.117

Argentine peso	8.966	9.420	8.551	7.984	8.478

Turkish lira	2.666	3.026	2.333	2.165	2.287

32.	IFRS to US GAAP reconciliation

This Interim Report has been prepared in accordance with the IFRS as issued by the IASB and as adopted by the European Union (refer to section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual consolidated financial results both under U.S. GAAP and IFRS.

Interim Condensed Consolidated Financial Statements at September 30, 2015	52

IFRS differ in certain significant respects from U.S. GAAP. In order to help readers to understand the difference between the Group’s two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from IFRS to U.S. GAAP as follows:

Reconciliation of Profit

($ million)	Note	3rd Quarter 2015	3rd Quarter 2014	1/1 – 9/30 2015	1/1 – 9/30 2014

Profit in accordance with IFRS		(112)	234	95	783

Adjustments to conform with U.S. GAAP:

Development costs, net	(a)	7	(39)	(2)	(181)

Goodwill and other intangible assets	(b)	(2)	(2)	(6)	(6)

Defined benefit plans	(c)	(11)	(4)	(33)	(12)

Restructuring provisions	(d)	(2)	(5)	(4)	18

Other adjustments	(e)	(1)	(7)	(11)	(14)

Tax impact on adjustments	(f)	(2)	51	12	97

Deferred tax assets and tax contingencies recognition	(g)	(5)	(66)	(34)	(64)

Total adjustments		(16)	(72)	(78)	(162)

Net income in accordance with U.S. GAAP		(128)	162	17	621

Reconciliation of Total Equity

($ million)	Note	At September 30, 2015	At December 31, 2014

Total Equity in accordance with IFRS		6,940	7,577

Adjustments to conform with U.S. GAAP:

Development costs, net	(a)	(2,614)	(2,819)

Goodwill and other intangible assets	(b)	116	122

Defined benefit plans	(c)	46	6

Restructuring provisions	(d)	6	12

Other adjustments	(e)	(3)	16

Tax impact on adjustments	(f)	769	815

Deferred tax assets and tax contingencies recognition	(g)	(809)	(768)

Total adjustments		(2,489)	(2,616)

Total Equity in accordance with U.S. GAAP		4,451	4,961

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs, net

Under IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under IFRS, have been reversed under U.S. GAAP. In the third quarter of 2015, under IFRS the Group capitalized $104 million ($147 million in the third quarter of 2014) of development costs and amortized $111 million ($108 million in the third quarter of 2014) of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the third quarter of 2015 and 2014). In the first nine months of 2015, under IFRS the Group capitalized $329 million ($485 million in the first nine months of 2014) of development costs and amortized $327 million ($304 million in the first nine months of 2014) of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the first nine months of 2015 and 2014).

Interim Condensed Consolidated Financial Statements at September 30, 2015	53

(b)	Goodwill and other intangible assets

Goodwill is not amortized but rather tested for impairment at least annually under both IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when IFRS and ASC 350 - Intangibles – Goodwill and Other, where adopted. CNH Industrial transitioned to IFRS on January 1, 2004. Prior to the adoption of IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. In addition, IFRS and U.S. GAAP differ in the determination of the goodwill impairment amount, if any goodwill impairment needs to be recognized. However, no difference arose as no goodwill impairment was required in the third quarter and in the first nine months of 2015 and in the corresponding periods of 2014.

(c)	Defined benefit plans

The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between IFRS and U.S. GAAP. Under IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

(d)	Restructuring provisions

The principal difference between IFRS and U.S. GAAP with respect to accruing for restructuring costs is that IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

(e)	Other adjustments

Other adjustments refer to differences that are not individually material for the Group and are therefore shown as a combined total.

(f)	Tax impact on adjustments

This item includes the tax effects of adjustments from (a) to (e) and mainly refers to development costs.

(g)	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2014. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to foreign jurisdictions with U.S. GAAP pretax book losses higher than those recorded for IFRS purposes.

Interim Condensed Consolidated Financial Statements at September 30, 2015	54